SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: HY10 Part 5 of 5

Part 5 of 5

MCEV supplement

	Condensed consolidated income statement - MCEV basis	2
	Condensed statement of comprehensive income - MCEV basis	3
	Condensed statement of changes in equity - MCEV basis	3
	Condensed consolidated statement of financial position - MCEV basis	4
	Reconciliation of shareholders' equity on IFRS and MCEV bases	5
	Reconciliation of IFRS total equity to MCEV net worth	5
	Group MCEV analysis of earnings	6
	Notes
E1	Basis of preparation	7
E2	Geographical analysis of long-term MCEV operating earnings	11
E3	Geographical analysis of fund management operating earnings	19
E4	Analysis of other operations and regional costs	19
E5	Exceptional items	19
E6	Segmentation of condensed consolidated statement of financial position	20
E7	Analysis of life and pensions earnings	21
E8	Free surplus emergence	22
E9	Maturity profile of business	23
E10	Segmental analysis of life and related business embedded value	24
E11	Risk allowance within present value of in-force (VIF)	25
E12	Implied discount rate (IDR)	26
E13	Analysis of fund management and service company business within embedded value	26
E14	Summary of non-controlling interest in life and related businesses' MCEV results	27
E15	Principal economic assumptions	28
E16	Sensitivity analysis	33

	Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis	37
	Independent review report for the six months to 30 June 2010	38

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MCEV condensed financial statements

Condensed consolidated income statement - MCEV basis

For the six month period ended 30 June 2010

6 months 2010 €m		6 months 2010 £m	Restated 6 months 2009 £m	Full year 2009 £m
	Operating profit before tax attributable to shareholders' profits
643	United Kingdom	559	345	787
1,207	Europe	1,050	1,105	2,235
311	North America	271	120	266
44	Asia Pacific	38	37	101
2,205	Long-term business	1,918	1,607	3,389
603	General insurance and health	525	545	960
15	Fund management[1]	13	(4)	51
(38)	Other operations and regional costs[2]	(33)	(99)	(173)
2,785	Regional operating profit	2,423	2,049	4,227
(62)	Corporate centre	(54)	(46)	(108)
(389)	Group debt costs and other interest	(338)	(318)	(636)
2,334	Operating profit before tax attributable to shareholders' profits	2,031	1,685	3,483
	Adjusted for the following:
(551)	Economic variances on long-term business	(480)	(194)	759
7	Short-term fluctuation in return on investments on non-long-term business	6	(125)	95
(74)	Economic assumption changes on general insurance and health business	(64)	52	57
(2)	Impairment of goodwill	(2)	(5)	(62)
(59)	Amortisation and impairment of intangibles	(51)	(52)	(135)
32	Profit on the disposal of subsidiaries and associates	28	20	72
(83)	Integration and restructuring costs	(72)	(148)	(286)
(69)	Exceptional items	(60)	(218)	(248)
1,536	Profit before tax	1,336	1,015	3,735
(708)	Tax on operating profit	(616)	(416)	(924)
202	Tax on other activities	176	320	124
(506)		(440)	(96)	(800)
1,030	Profit for the period	896	919	2,935

All profit is from continuing operations.

1. Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arises from the provision of fund management services to our life businesses. These results are included within the life MCEV operating earnings consistent with Aviva's MCEV methodology.

2. Excludes the proportion of the results of subsidiaries providing services to the Life business. These results are included within the life MCEV operating earnings consistent with Aviva's MCEV methodology.

Earnings per share - MCEV basis

6 months 2010		6 months 2010	6 months 2009	Full year 2009
Operating earnings per share on an MCEV basis after tax, attributable to ordinary shareholders of Aviva plc
47.4c	Basic (pence per share)	41.2p	41.4p	78.8p
46.7c	Diluted (pence per share)	40.6p	41.2p	78.1p
Earnings after tax on an MCEV basis, attributable to ordinary shareholders of Aviva plc
32.8c	Basic (pence per share)	28.5p	32.9p	101.7p
32.3c	Diluted (pence per share)	28.1p	32.7p	100.8p

Total MCEV operating profit before shareholder tax was £2,031 million (2009: £1,685 million), an increase of 21%. Within this total the long term business operating profit before shareholder tax was £1,918 million (2009: £1,607 million), an increase of 19%. This increase reflects the improved new business profitability, largely arising in the UK and an increase in expected returns.  The expected return benefits from the impacts of the reattribution of the inherited estate in the UK and the change in the tax gross up rate for the US, partly offset by the impact of the adoption of implied discount rates as the basis for determining the expected return.

For 2010, the expected profit has been adjusted to reflect an even emergence of risk, calculated by using the Implied Discount Rates to "unwind" the opening balances. The basis for setting the underlying normalised investment returns has not been changed. This change has no impact on total profit.

Experience variances and operating assumption changes are broadly neutral and together total £12 million, which is significantly lower than compared to the prior period, particularly in Europe, Delta Lloyd and the US. The results also benefit from £258 million of other operating variance primarily relating to modelling refinements in France and Delta Lloyd.

Economic variances in 2010 of £(480) million reflect the adverse equity performance and the widening of credit spreads, partly offset by the changes to reference rates. In 2009, the benefit from the reduction in credit spreads was partly offset by the reduction in the adjustment to risk free rates.

____________

Condensed statement of comprehensive income - MCEV basis

For the six month period ended 30 June 2010

6 months 2010 €m		6 months 2010 £m	Restated 6 months 2009 £m	Full year 2009 £m
1,030	Profit for the period	896	919	2,935
	Other comprehensive income
21	Fair value losses on AFS securities, owner-occupied properties and hedging instruments	18	(121)	(86)
(11)	Fair value gains transferred to profit	(10)	(5)	(30)
(423)	Actuarial losses on pension schemes	(368)	(1,380)	(1,140)
-	Actuarial gains on pension schemes transferred to unallocated divisible surplus and other movements	-	148	24
8	Impairment losses	7	15	89
(810)	Foreign exchange rate movements	(705)	(1,706)	(991)
64	Aggregate tax effect - shareholder tax	56	27	48
(1,151)	Other comprehensive income for the period, net tax	(1,002)	(3,022)	(2,086)
(121)	Total comprehensive (expense)/income for the period	(106)	(2,103)	849
	Attributable to:
153	Equity shareholders of Aviva plc	133	(1,773)	971
(274)	Non-controlling interests	(239)	(330)	(122)
(121)		(106)	(2,103)	849

Condensed statement of changes in equity - MCEV basis

For the six month period ended 30 June 2010

6 months 2010 €m		6 months 2010 £m	Restated 6 months 2009 £m	Full year 2009 £m
22,514	Balance at 1 January	18,462	17,432	17,432
(129)	Total comprehensive (expense)/income for the period	(106)	(2,103)	849
(517)	Dividends and appropriations	(424)	(536)	(853)
-	Issues of share capital	-	-	1
184	Shares issued in lieu of dividends	151	184	299
1	Capital contributions from minority shareholders	1	6	6
-	Net increase to total equity following Delta Lloyd IPO	-	-	930
(99)	Minority share of dividends declared in the year	(81)	(36)	(109)
-	Non-controlling interest in (disposed)/acquired subsidiaries	-	(2)	(2)
(52)	Changes in non-controlling interest in existing subsidiaries	(43)	-	(111)
-	Shares acquired by employee trusts	-	-	(53)
44	Reserves credit for equity compensation plans	36	20	56
-	Aggregate tax effect - shareholder tax	-	1	17
21,946	Total equity	17,996	14,966	18,462
(4,738)	Non-controlling interests	(3,885)	(2,719)	(4,237)
17,208	Balance at 30 June/31 December	14,111	12,247	14,225

_________________________

Condensed consolidated statement of financial position - MCEV basis

As at 30 June 2010

30 June 2010 €m		30 June 2010 £m	Restated 30 June 2009 £m	31 December 2009 £m
	Assets
4,118	Goodwill	3,377	3,361	3,381
3,222	Acquired value of in-force business and intangible assets	2,642	3,269	2,860
2,706	Additional value of in-force long-term business[1]	2,218	2,047	3,376
2,282	Interests in, and loans to, joint ventures	1,871	1,370	1,701
1,546	Interests in, and loans to, associates	1,268	1,090	1,281
837	Property and equipment	686	805	753
15,288	Investment property	12,536	12,218	12,422
50,480	Loans	41,394	39,718	41,079
	Financial investments
195,874	Debt securities	160,617	146,116	160,510
49,685	Equity securities	40,742	36,125	43,343
42,955	Other investments	35,223	29,305	34,826
8,867	Reinsurance assets	7,271	7,005	7,572
351	Deferred tax assets	288	2,502	218
328	Current tax assets	269	444	359
11,026	Receivables and other financial assets	9,041	10,765	9,632
6,543	Deferred acquisition costs and other assets	5,365	6,244	5,621
4,361	Prepayments and accrued income	3,576	3,674	3,604
34,690	Cash and cash equivalents	28,446	25,030	25,176
7	Assets of operations classified as held for sale	6	2,520	53
435,166	Total assets	356,836	333,608	357,767
	Equity
855	Ordinary share capital	701	685	692
5,450	Capital reserves	4,469	4,484	4,478
2,379	Other reserves	1,951	2,016	2,042
(83)	Shares held by employee trusts	(68)	(33)	(68)
4,843	Retained earnings	3,971	3,053	3,425
2,313	Additional retained earnings on an MCEV basis[1]	1,897	852	2,466
15,757	Equity attributable to ordinary shareholders of Aviva plc	12,921	11,057	13,035
1,451	Preference share capital and direct capital instruments	1,190	1,190	1,190
4,738	Non-controlling interests[1]	3,885	2,719	4,237
21,946	Total equity	17,996	14,966	18,462
	Liabilities
208,759	Gross insurance liabilities	171,182	161,775	171,092
130,735	Gross liabilities for investment contracts	107,203	97,541	110,015
5,152	Unallocated divisible surplus	4,225	2,283	3,866
12,002	Net asset value attributable to unitholders	9,842	7,973	9,894
4,882	Provisions	4,003	3,955	3,980
1,520	Deferred tax liabilities	1,246	2,789	1,038
555	Current tax liabilities	455	378	192
17,228	Borrowings	14,127	14,325	15,000
27,805	Payables and other financial liabilities	22,800	21,109	20,542
4,582	Other liabilities	3,757	4,529	3,653
-	Liabilities of operations classified as held for sale	-	1,985	33
413,220	Total liabilities	338,840	318,642	339,305
435,166	Total equity and liabilities	356,836	333,608	357,767

The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:

1. Adding the excess of the Life MCEV, including non-controlling interests, over the corresponding Life IFRS net assets represented as the additional value of in-force long-term business; corresponding item within equity represented by the additional retained profit on an MCEV basis; and, corresponding adjustments to non-controlling interests.

_____________

Reconciliation of shareholders' equity on IFRS and MCEV bases

For the six month period to 30 June 2010

30 June 2010	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	701	-	701
Capital reserves	4,469	-	4,469
Other reserves	1,978	(27)	1,951
Shares held by employee trusts	(68)	-	(68)
Retained earnings	3,971	-	3,971
Additional retained earnings on an MCEV basis	-	1,897	1,897
Equity attributable to ordinary shareholders of Aviva plc	11,051	1,870	12,921
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	3,537	348	3,885
Total equity	15,778	2,218	17,996

Restated 30 June 2009	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	685	-	685
Capital reserves	4,484	-	4,484
Other reserves	1,471	545	2,016
Shares held by employee trusts	(33)	-	(33)
Retained earnings	3,053	-	3,053
Additional retained earnings on an MCEV basis	-	852	852
Equity attributable to ordinary shareholders of Aviva plc	9,660	1,397	11,057
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	2,000	719	2,719
Total equity	12,850	2,116	14,966

31 December 2009	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	692	-	692
Capital reserves	4,478	-	4,478
Other reserves	1,829	213	2,042
Shares held by employee trusts	(68)	-	(68)
Retained earnings	3,425	-	3,425
Additional retained earnings on an MCEV basis	-	2,466	2,466
Equity attributable to ordinary shareholders of Aviva plc	10,356	2,679	13,035
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	3,540	697	4,237
Total equity	15,086	3,376	18,462

Reconciliation of IFRS total equity to MCEV net worth

For the six month period to 30 June 2010

	30 June 2010 £m	Restated 30 June 2009 £m	31 December 2009 £m
Net assets on a statutory IFRS net basis	15,741	12,850	15,086
Adjusting for general business and other net assets on a statutory IFRS net basis	1,989	3,054	2,231
Life and related businesses net assets on a statutory IFRS net basis	17,730	15,904	17,317
Goodwill and other intangibles	(2,593)	(2,579)	(2,606)
Acquired value of in-force business	(1,298)	(1,913)	(1,493)
Adjustment for share of joint ventures and associates	(370)	(389)	(377)
Adjustment for assets to regulatory value net of tax	(730)	740	(19)
Adjustment for DAC and DIR net of tax	(2,531)	(2,918)	(2,653)
Adjustment for differences in technical provisions	1,049	1,275	1,414
Other accounting and tax differences	316	474	630
MCEV net worth	11,573	10,594	12,213
MCEV value of in-force	6,089	5,306	6,226
MCEV[1]	17,662	15,900	18,439

1. Comprises embedded value of £14,510 million (30 June 2009: £13,810 million; 31 December 2009: £15,001 million) and non-controlling interest in long-term business assets of £3,152 million (30 June 2009: £2,090 million;
31 December 2008: £3,438 million).

________________

Group MCEV analysis of earnings

30 June 2010 (net of tax and non-controlling interests)	Covered business[1] £m A	Non- covered but related to life business[2] £m B	Total life business[3] £m A+B	Non-covered relating to non-life £m C	Total non- covered business £m B+C	Total £m A+B+C
Opening group MCEV	15,001	2,055	17,056	(2,831)	(776)	14,225
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	15,001	2,055	17,056	(2,831)	(776)	14,225
Operating MCEV earnings	1,132	-	1,132	15	15	1,147
Non-operating MCEV earnings	(208)	(25)	(233)	(117)	(142)	(350)
Total MCEV earnings	924	(25)	899	(102)	(127)	797
Other movements in IFRS net equity	-	45	45	(316)	(271)	(271)
Capital and dividend flows	(892)	-	(892)	646	646	(246)
Foreign exchange variances	(509)	(1)	(510)	116	115	(394)
Acquired/divested businesses	(14)	31	17	(17)	14	-
Closing group MCEV	14,510	2,105	16,615	(2,504)	(399)	14,111
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						12,921

1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of non-controlling interests and tax.

2. Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided on E6.

3. Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

Restated 30 June 2009 (net of tax and non-controlling interests)	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non- covered business £m B+C	Total £m A+B+C
Opening group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Operating MCEV earnings	1,030	-	1,030	86	86	1,116
Non-operating MCEV earnings	(148)	(29)	(177)	(51)	(80)	(228)
Total MCEV earnings	882	(29)	853	35	6	888
Other movements in IFRS net equity	-	(373)	(373)	(943)	(1,316)	(1,316)
Capital and dividend flows	(48)	-	(48)	(284)	(284)	(332)
Foreign exchange variances	(1,238)	(281)	(1,519)	174	(107)	(1,345)
Acquired/divested businesses	2	(29)	(27)	27	(2)	-
Closing group MCEV	13,810	1,927	15,737	(3,490)	(1,563)	12,247
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						11,057

31 December 2009 (net of tax and non-controlling interests)	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Operating MCEV earnings	2,178	-	2,178	15	15	2,193
Non-operating MCEV earnings	1,215	(99)	1,116	(496)	(595)	620
Total MCEV earnings	3,393	(99)	3,294	(481)	(580)	2,813
Other movements in IFRS net equity	-	(266)	(266)	(839)	(1,105)	(1,105)
Capital and dividend flows	(250)	-	(250)	(283)	(283)	(533)
Foreign exchange variances	(743)	(218)	(961)	224	6	(737)
Acquired/divested businesses	(1,611)	(1)	(1,612)	1,047	1,046	(565)
Closing group MCEV	15,001	2,055	17,056	(2,831)	(776)	14,225
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						13,035

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Notes to the MCEV condensed  financial statements

E1 - Basis of preparation

The condensed consolidated income statement and condensed consolidated statement of financial position on pages 2 to 4 present the group's results and financial position for the life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-life businesses on the International Financial Reporting Standards (IFRS) basis. The MCEV methodology adopted is in accordance with the MCEV Principles published by the CFO Forum in October 2009.

The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including more explicit allowance for the impact of uncertainty in future investment returns and other risks.

The results for our half year report have been reviewed by our auditors, Ernst & Young LLP. Their report in respect of the half year report can be found on page 38.

CFO Forum principles update

The CFO Forum issued updated MCEV Principles and Guidance in October 2009, replacing the guidance issued in June 2008. The main change was to permit the use of liquidity premium on contracts with predictable cashflows. Aviva's methodology of applying liquidity premium to contracts where backing assets can be held to maturity is unchanged. Aviva's methodology is compliant with the updated CFO Forum Principles

Covered business

The MCEV calculations cover the following lines of business: life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associated undertakings and joint ventures, as well as the equity release business written in the UK.

Covered business includes the group's share of our joint ventures including our arrangement with The Royal Bank of Scotland Group (RBSG) and our associated undertakings in India, China, Turkey, Malaysia, Taiwan and South Korea. In addition, the results of group companies providing significant administration, fund management and other services and of group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses".

New business premiums

New business premiums include:

- premiums arising from the sale of new contracts during the period;

- non-contractual additional premiums, including future Department of Work and Pensions (DWP) rebate premiums; and

- expected renewals on new contracts and expected future contractual alterations to new contracts.

The group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.

For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.

For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

Life and pensions operating earnings

Expected Return Methodology for Basis of Preparation

For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of swap rates from investing in different asset classes.

The normalised investment return on equities and property has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk margin (equivalent to the gross redemption yield less an allowance for defaults).

From 2010, Aviva has changed the approach to calculating expected returns within operating profit. The expected existing business contribution (in excess of reference rate) is now calculated using the implied discount rates (IDR), which itself is based on the normalised investment returns.

The revised methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre tax presentation), with only the excess contribution being impacted by the change.

The change to expected returns has no impact on total return or on the closing balance sheet.

____________________

E1 - Basis of preparation continued

MCEV methodology

Overview

Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value

The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.

The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the US, where a nil tax rate was used for the 2009 post-tax results, and consequently for 'grossing up'.

Net worth

The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is set equal to the higher of:

- The level of capital at which the local regulator is empowered to take action;

- The capital requirement of the business unit under the group's economic capital requirements; and

- The target capital level of the business unit.

This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business.

The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in note E15.

Value of in-force covered business (VIF)

The value of in-force covered business consists of the following components:

- present value of future profits;

- time value of financial options and guarantees;

- frictional costs of required capital; and

- cost of residual non-hedgeable risks.

Present value of future profits (PVFP)

This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.

Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.

Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note E15.

The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

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E1 - Basis of preparation continued

US capital solutions

Credit has been taken within the 2010 US embedded value, and value of new business, for the anticipated reduction in capital requirements based on management's intention to enact transactions which allow recognition of additional assets that can be held against certain reserves, reducing shareholder capital requirements. Similar transactions, which are effectively based upon a parental guarantee that sufficient capital resources would be available if required, have been enacted for business written between 2006 and 2009. Previously credit has been taken for equivalent capital solution transactions only after they have been formally enacted.

Time value of financial options and guarantees (TVOG)

The PVFP calculation is based on a single (base) economic scenario. However, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option guarantee.

However, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.

Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.

Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.

Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the US and French businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital

The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.

Frictional costs are calculated by projecting forwards the future levels of required capital. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)

The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.

The methodology includes a cost of non-hedgeable risk equivalent to a charge of 2.5% applied to group-diversified capital. The cost has been calculated as a 1.5% charge applied to business unit-level capital, that is, allowing for diversification within a business unit, but not between business units. The charge was set so as to give an aggregate allowance that was in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime.

The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.

In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.

Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the Basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.

Participatingbusiness

Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.

For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.

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E1 - Basis of preparation continued

For profit sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflects contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

The embedded value of the US spread-based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered. The anticipated management action is consistent with current decision rules and has been approved and signed off by management and legal counsel.

Consolidation adjustments

The effect of transactions between group life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.

As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the group's life companies, the equivalent profits and losses have been removed from the relevant segment (non-insurance or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.

The capitalised value of the future profits and losses from such service companies is included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under non-insurance or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies. The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis.

Restatements

The following restatements were actioned in the group's 2009 financial statements. As these restatements took place in the second half of the year, the comparative figures for the six months to 30 June 2009 are now restated in this report.

(i) The 2008 and half year 2009 embedded values have been restated for the US, primarily reflecting modelling corrections in the valuation of assets on a market consistent basis identified in 2009.

(ii) During 2009, the Group undertook a review of its accounting policy for cash and cash equivalents. Previously, we defined these as normally having a maturity of three months or less from date of acquisition. To avoid ambiguity, our accounting policy has been refined to impose a cut-off date of exactly three months, allowing us to delete "normally" from the policy wording. This refinement of policy resulted in a reclassification of certain short-dated instruments between cash and cash equivalents and financial investments.

The impact of this refinement was to increase financial investments and reduce cash and cash equivalents at 1 January 2009 and 30 June 2009 by £518 million compared to the amounts previously stated. As a consequence of this, cash flows from operating activities for the six month period to 30 June 2009 have decreased by £51 million, with the effect of exchange rate movements accounting for the remaining £71 million.

(iii) During 2009, the Group's Dutch subsidiary, Delta Lloyd, carried out a review of the way it had been applying IAS 19, Employee Benefits, in its own financial statements where the corridor method of smoothing actuarial gains and losses in its pension schemes is followed; in accounting for its self-insured pension obligations and intercompany eliminations; and in its reporting to Group where the corridor accounting is reversed. The review concluded that errors had been made locally in applying IAS 19 on the transition to IFRS and in subsequent years, such that gains on certain assets had been reported in provisions, to be released over time, rather than through other comprehensive income. The impact of correcting these errors was to reduce other liabilities by £170 million as at 1 January 2009, increase deferred tax liabilities by £43 million and increase retained earnings at that date by £127 million.

The group's principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note A2 on page 35.

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E2 - Geographical analysis of long-term MCEV operating earnings

						6 months 2010
			Europe
	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Value of new business	176	285	(58)	4	18	425
Earnings from existing business:
- expected returns at the reference rate	78	129	26	34	6	273
- expected returns in excess of the reference rate	219	175	98	179	17	688
- expected returns	297	304	124	213	23	961
- experience variances	(8)	62	(25)	8	(12)	25
- operating assumption changes	2	(13)	-	-	(2)	(13)
Expected return on shareholders' net worth	87	79	50	40	6	262
Other operating variances	5	176	66	6	5	258
Operating earnings before tax	559	893	157	271	38	1,918

						6 months 2009
			Europe
	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Value of new business	101	268	(34)	16	16	367
Earnings from existing business:
- expected returns at the reference rate	41	164	43	36	16	300
- expected returns in excess of the reference rate	153	219	116	111	2	601
- expected returns	194	383	159	147	18	901
- experience variances	(27)	(67)	23	(91)	(13)	(175)
- operating assumption changes	2	5	86	-	(7)	86
Expected return on shareholders' net worth	68	94	39	47	7	255
Other operating variances	7	93	56	1	16	173
Operating earnings before tax	345	776	329	120	37	1,607

						Full year 2009
			Europe
	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Value of new business	247	521	(103)	16	29	710
Earnings from existing business:
- expected returns at the reference rate	113	326	43	55	26	563
- expected returns in excess of the reference rate	402	428	270	249	16	1,365
- expected returns	515	754	313	304	42	1,928
- experience variances	(29)	43	(3)	(87)	(23)	(99)
- operating assumption changes	(67)	(8)	171	(38)	(14)	44
Expected return on shareholders' net worth	138	180	88	89	17	512
Other operating variances	(17)	214	65	(18)	50	294
Operating earnings before tax	787	1,704	531	266	101	3,389

United Kingdom

MCEV operating earningswere 62% higher at £559 million (HY09: £345 million).

Value of new business is £176 million (HY09: £101 million), reflecting the trading actions we have taken to increase profitability, together with strong returns on new annuity business and a beneficial product mix.

Total expected return is £384 million (HY09: £262 million), is significantly higher reflecting the additional expected return following the reattribution of the inherited estate partly offset by the adoption of implied discount rates as the basis for determining the expected return.

Variances and assumption changeson existing business were £1 million unfavourable (HY09: £18 million unfavourable) including offsetting impacts from reducing maintenance expense assumptions and increasing project allowances. Short-term persistency experience has continued to be adverse as a result of the economic conditions; however, this has been offset by favourable mortality experience.

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E2 - Geographical analysis of long-term MCEV operating earnings continued

Europe

In Europe, operating profit decreased to £1,050million (HY09: £1,105 million). Growth in Aviva Europe operating return is driven by more favourable operating experience partly offset by lower expected returns. The reduction in Delta Lloyd operating profit reflects the adverse experience and lower expected returns. 2009 benefited from favourable assumption changes.

Aviva Europe

MCEV operating earnings increased by £117 million, a 15% rise to £893 million (HY09: £776 million), driven by the increased value generated from new business, favourable experience variances and modelling changes.

Value of new businessis £285 million (HY09: £268 million), an increase of 6%, reflecting higher new business volumes partly dampened by a movement in mix towards lower margin savings products. The contribution from each of our major distribution channels, bancassurance and retail, rose as we remain focused on developing both channels.

Total expected returnis down 20% to £383 million (HY09: £477 million), reflecting the adoption of implied discount rates as the basis for determining the expected return.

Experience variances on existing business of £62 million favourable (HY09: £67 million adverse) reflect continued positive mortality experience and other variances in France and Poland. Overall persistency experience is broadly neutral, with the partial release of the short term provision in France being partly offset by adverse lapse experience in Spain, where we have established a provision of £18 million in excess of in-year experience.

Other operating variancesare positive at £176 million (HY09: £93 million). This includes £188 million in respect of modelling refinements in France.

Delta Lloyd

Operating earnings reduced to £157 million (HY09: £329 million) mainly reflecting the contribution of positive operating assumption changes in the prior period and negative experience variances.

Value of new businesswas negative at £(58) million (HY09: £(34) million) reflecting the lower margins in Germany and the impact of less favourable economic assumptions.

Total expected return reduced to £174 million (HY09: £198 million) reflecting the adoption of implied discount rates as the basis for determining the expected return.

Operating experience and assumption changeswere £(25) million (HY09: £109 million). In 2010, the adverse experience mainly arose in our Belgian operations.

Other operating variancesof £66 million (HY09: £56 million) reflect modelling refinements.

North America

MCEV operating earningsare 126% higher at £271 million (HY09: £120 million), reflecting a strong improvement in performance primarily as the impact of actions taken to improve life and annuity profitability led to the elimination of adverse operating experience variances compared to the prior year.

Value of new businesswas lower at £4 million (HY09: £16 million) primarily reflecting the impact of lower risk free rates which masked the underlying improvement in profitability. The internal rate of return on new business moved ahead strongly at 14% (HY09: 7%), mainly reflecting the anticipated management actions to reduce capital consumption.

Total expected returnincreased to £253 million (HY09: £194 million), as a result of grossing up for tax in 2010, following a reassessment of the tax paying position, partly offset by the adoption of implied discount rates as the basis for determining the expected return.

Variances and assumption changeson existing business were £14 million favourable (HY09: £90 million unfavourable). The prior year contained large variances due to spread compression, whereas the current year reflects favourable mortality and morbidity experience partly offset by project costs.

Asia Pacific

MCEV operating earningswere 3% higher at £38 million (HY09: £37 million, £10 million excluding the contribution from Australia).

Value of New Businesswas 13% higher at £18 million (HY09: £16 million, £6 million excluding the contribution from Australia), reflecting higher sales volume also resulting in improved scale efficiencies.

Total expected returnwas £29 million (HY09: £25 million, £14 million excluding the contribution from Australia), benefiting from the adoption of implied discount rates as the basis for determining the expected return.

Variances and assumption changeson existing business were £9 million unfavourable (HY09: £4 million unfavourable). The prior year contained positive modelling changes, whereas the current year sees a continuation of adverse persistency in the region.

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E2 - Geographical analysis of MCEV operating earnings continued

Gross of tax and non-controlling interests 30 June 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia Pacific £m	Total £m
Value of new business	176	102	1	84	20	66	12	285	(58)	227	4	18	425
Earnings from existing business
- expected existing business contribution (reference rate)	78	53	6	8	37	16	9	129	26	155	34	6	273
- expected existing business contribution (in excess of reference rate)	219	90	16	18	14	36	1	175	98	273	179	17	688
Experience variances
- maintenance expense[1]	(2)	(12)	-	1	5	4	2	-	(15)	(15)	-	-	(17)
- project and other related expenses	(6)	-	-	-	-	-	(2)	(2)	(1)	(3)	(8)	-	(17)
- mortality/morbidity[2]	12	22	5	1	5	(5)	2	30	3	33	9	3	57
- lapses[3]	(10)	18	(6)	1	-	(13)	(1)	(1)	4	3	(1)	(14)	(22)
- other[4]	(2)	6	10	6	14	-	(1)	35	(16)	19	8	(1)	24
	(8)	34	9	9	24	(14)	-	62	(25)	37	8	(12)	25
Operating assumption changes:
- maintenance expense[5]	95	-	4	-	-	-	-	4	-	4	-	3	102
- project and other related expenses[5]	(89)	-	-	-	-	-	-	-	-	-	-	-	(89)
- mortality/morbidity	-	-	-	-	-	-	-	-	-	-	-	-	-
- lapses[6]	-	-	-	-	-	(17)	-	(17)	-	(17)	-	(3)	(20)
- other	(4)	-	-	-	-	-	-	-	-	-	-	(2)	(6)
	2	-	4	-	-	(17)	-	(13)	-	(13)	-	(2)	(13)
Expected return on shareholders' net worth	87	27	8	27	5	9	3	79	50	129	40	6	262
Other operating variances[7]	5	188	(3)	-	(1)	(1)	(7)	176	66	242	6	5	258
Earnings before tax and non-controlling interests	559	494	41	146	99	95	18	893	157	1,050	271	38	1,918

1. Adverse expense experience occurs across several countries, partly offset by favourable experience in Poland.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses, most notably in France and the UK annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short term provision.

4. Other experience relates to a number of smaller items within various business including a reduction in the allowance for non hedgeable risk in Poland. In the USA, there were positive impacts from spread variances.

5. For UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of expenses. The impact in Ireland reflected the benefit of a release of prudent regulatory reserves.

6. Persistency assumptions have been strengthened in Spain.

7. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pension business.

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E2 - Geographical analysis of MCEV operating earnings continued

Gross of tax and non-controlling interests 30 June 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	101	72	4	81	27	78	6	268	(34)	234	16	6	10	16	367
Earnings from existing business
- expected existing business contribution (reference rate)	41	81	12	6	33	22	10	164	43	207	36	8	8	16	300
- expected existing business contribution (in excess of reference rate)	153	153	5	4	3	55	(1)	219	116	335	111	2	-	2	601
Experience variances
- maintenance expense[1]	25	1	2	(3)	3	(1)	3	5	16	21	-	2	1	3	49
- project and other related expenses	(36)	(3)	(4)	(2)	(1)	(3)	(2)	(15)	(2)	(17)	(5)	1	-	1	(57)
- mortality/morbidity[2]	6	10	8	-	9	(4)	1	24	(6)	18	(4)	4	4	8	28
- lapses[3]	(17)	(18)	(22)	(3)	8	(35)	(10)	(80)	(6)	(86)	(8)	(24)	-	(24)	(135)
- other[4]	(5)	(13)	(5)	11	5	1	-	(1)	21	20	(74)	1	(2)	(1)	(60)
	(27)	(23)	(21)	3	24	(42)	(8)	(67)	23	(44)	(91)	(16)	3	(13)	(175)
Operating assumption changes:
- maintenance expense	2	-	-	-	-	-	-	-	-	-	-	-	4	4	6
- project and other related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- mortality/morbidity	(1)	-	6	-	-	-	-	6	1	7	-	(2)	-	(2)	4
- lapses[5]	1	-	-	-	-	-	-	-	(31)	(31)	-	(11)	-	(11)	(41)
- other[6]	-	-	(2)	-	-	-	1	(1)	116	115	-	2	-	2	117
	2	-	4	-	-	-	1	5	86	91	-	(11)	4	(7)	86
Expected return on shareholders' net worth	68	34	9	29	5	13	4	94	39	133	47	4	3	7	255
Other operating variances[7]	7	60	5	(3)	-	28	3	93	56	149	1	17	(1)	16	173
Earnings before tax and non-controlling interests	345	377	18	120	92	154	15	776	329	1,105	120	10	27	37	1,607

1. Maintenance expense experience in the UK and Netherlands relates to profits from existing business administration and cost savings, respectively. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses.

3. Lapse experience has been volatile, in part reflecting wider economic volatility. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.

4. In the Netherlands, favourable other experience variances arise from policy alterations on group business. In the USA, other experience reflects the cost of enhancing policyholder crediting rates.

5. In the Netherlands, adverse lapse assumption changes have been made in the German business.

6. Favourable other assumption changes in the Netherlands are in respect of revisions to investment and bonus strategies in Germany as this business is repositioned.

7. Other operating variances in France and the Netherlands relate to modelling refinements. In Spain, these reflect the impact of re-pricing actions on risk products.

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E2 - Geographical analysis of MCEV operating earnings continued

Gross of tax and non-controlling interests 31 December 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	247	169	12	124	55	151	10	521	(103)	418	16	11	18	29	710
Earnings from existing business
- expected existing business contribution (reference rate)	113	161	22	15	67	39	22	326	43	369	55	11	15	26	563
- expected existing business contribution (in excess of reference rate)	402	282	18	5	4	119	-	428	270	698	249	15	1	16	1,365
Experience variances
- maintenance expense[1]	37	-	6	(2)	14	(10)	5	13	(3)	10	-	6	(1)	5	52
- project and other related expenses	(34)	(1)	(7)	-	-	(7)	(7)	(22)	(42)	(64)	(35)	-	-	-	(133)
- mortality/morbidity[2]	6	50	8	2	12	(6)	8	74	(22)	52	5	5	8	13	76
- lapses[3]	(30)	53	(23)	(46)	17	(52)	(17)	(68)	13	(55)	(17)	(38)	-	(38)	(140)
- other[4]	(8)	(80)	1	116	7	1	1	46	51	97	(40)	-	(3)	(3)	46
	(29)	22	(15)	70	50	(74)	(10)	43	(3)	40	(87)	(27)	4	(23)	(99)
Operating assumption changes:
- maintenance expense[5]	1	(22)	5	(31)	54	(94)	10	(78)	275	197	(9)	(10)	8	(2)	187
- project and other related expenses	-	-	-	-	-	(13)	-	(13)	-	(13)	-	-	-	-	(13)
- mortality/morbidity[6]	5	64	7	12	58	(9)	(1)	131	(4)	127	(20)	(1)	5	4	116
- lapses[7]	(51)	(22)	(9)	(37)	83	(69)	(7)	(61)	(40)	(101)	(105)	(9)	4	(5)	(262)
- other[8]	(22)	3	12	1	(1)	-	(2)	13	(60)	(47)	96	(6)	(5)	(11)	16
	(67)	23	15	(55)	194	(185)	-	(8)	171	163	(38)	(26)	12	(14)	44
Expected return on shareholders' net worth	138	66	16	57	8	26	7	180	88	268	89	11	6	17	512
Other operating variances[9]	(17)	62	(4)	-	121	37	(2)	214	65	279	(18)	50	-	50	294
Earnings before tax and non-controlling interests	787	785	64	216	499	113	27	1,704	531	2,235	266	45	56	101	3,389

1  Maintenance expense experience in the UK relates to profits from existing business administration. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes. Project and other related expenses in Delta Lloyd relate to integration costs in Belgium.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses.

3. Persistency experience has been volatile across most of our businesses, in part reflecting wider economic volatility. In France, positive persistency experience including the release of a short term provision, in line with positive underlying experience. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.

4. Other experience is favourable overall. Both France and Italy include one off adjustments reflecting final commission payments from prior years. The favourable impact in Italy reflects to one-off profit sharing on a reinsurance treaty. The favourable impact in Delta Lloyd relates to the revised investment and bonus strategy in Germany following the decision to close this operation to new business. The adverse impact in the USA relates to the cost of enhancing policyholder crediting rates.

5. Favourable expense assumption changes reflect the impact of cost reductions in the Delta Lloyd and Poland, together with the impact of revisions to expense allocations in Delta Lloyd. The adverse impact in Spain relates to the capitalisation of certain governance costs in respect of bancassurance joint ventures.

6. Favourable mortality assumption changes in France and Poland reflecting recent experience. The adverse impact in Delta Lloyd reflects the net impact of using updated mortality tables in the Netherlands, Germany and Belgium, following the issuance of revised advice from the respective actuarial associations.

7. Persistency assumptions have been strengthened across most of our businesses, in light of experience. In Poland, persistency assumptions have been weakened following sustained favourable experience.

8. Other assumption changes in the US primarily relate to the timing of management action in setting policyholder credited rates. In Delta Lloyd, the change represents tax effects resulting from a reallocation of assets

9. Other operating variances in France, Poland and Asia relate to have arisen as a result of more accurate modelling. In Delta Lloyd, these relate to revisions to investment and bonus strategies and expenses in Delta Lloyd Germany following the decision to close this operation to new business. In Spain, these reflect the impact of re-pricing actions on risk products.

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E2 - Geographical analysis of MCEV operating earnings continued

Net of tax and non-controlling interests 30 June 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia Pacific £m	Total £m
Value of new business	126	58	1	24	15	22	9	129	(25)	104	2	14	246
Earnings from existing business
- expected existing business contribution (reference rate)	56	32	4	3	26	6	8	79	11	90	22	3	171
- expected existing business contribution (in excess of reference rate)	158	53	11	5	10	11	1	91	38	129	116	14	417
Experience variances
- maintenance expense[1]	(2)	(7)	-	-	4	1	1	(1)	(5)	(6)	-	1	(7)
- project and other related expenses	(5)	1	-	-	-	-	(2)	(1)	(1)	(2)	(5)	-	(12)
- mortality/morbidity[2]	9	12	4	-	4	(2)	1	19	(1)	18	6	3	36
- lapses[3]	(7)	12	(5)	1	(1)	(5)	-	2	-	2	-	(11)	(16)
- other[4]	(2)	4	6	2	10	1	-	23	(5)	18	5	(1)	20
	(7)	22	5	3	17	(5)	-	42	(12)	30	6	(8)	21
Operating assumption changes:
- maintenance expense[5]	68	-	3	-	-	-	-	3	-	3	-	2	73
- project and other related expenses[5]	(64)	-	-	-	-	-	-	-	-	-	-	-	(64)
- mortality/morbidity	-	-	-	-	-	-	-	-	-	-	-	-	-
- lapses[6]	-	-	-	-	-	(6)	-	(6)	-	(6)	-	(1)	(7)
- other	(2)	-	-	-	-	-	-	-	-	-	-	(2)	(4)
	2	-	3	-	-	(6)	-	(3)	-	(3)	-	(1)	(2)
Expected return on shareholders' net worth	63	16	5	9	3	4	2	39	21	60	26	4	153
Other operating variances[7]	4	101	(2)	-	(1)	(1)	(6)	91	25	116	4	2	126
Earnings after tax and non-controlling interests	402	282	27	44	70	31	14	468	58	526	176	28	1,132

1. Adverse expense experience occurs across several countries, partly offset by favourable experience in Poland.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses, most notably in France and the UK annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short term provision.

4. Other experience relates to a number of smaller items within various business including a reduction in the allowance for non hedgeable risk in Poland. In the USA, there were positive impacts from spread variances.

5. For UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of expenses. The impact in Ireland reflected the benefit of a release of prudent regulatory reserves.

6. Persistency assumptions have been strengthened in Spain.

7. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pension business.

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E2 - Geographical analysis of MCEV operating earnings continued

Net of tax and non-controlling interests 30 June 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	72	40	3	25	19	26	5	118	(28)	90	16	5	7	12	190
Earnings from existing business
- expected existing business contribution (reference rate)	30	50	8	2	23	9	8	100	31	131	36	5	5	10	207
- expected existing business contribution (in excess of reference rate)	110	93	3	1	2	21	-	120	85	205	111	1	-	1	427
Experience variances
- maintenance expense[1]	18	1	1	(1)	2	(1)	3	5	14	19	-	2	-	2	39
- project and other related expenses	(26)	(2)	(3)	(1)	-	(2)	(2)	(10)	(2)	(12)	(5)	1	-	1	(42)
- mortality/morbidity[2]	4	6	5	-	6	(1)	2	18	(7)	11	(4)	3	3	6	17
- lapses[3]	(13)	(11)	(16)	(1)	6	(12)	(8)	(42)	(4)	(46)	(8)	(19)	-	(19)	(86)
- other[4]	(3)	(8)	(3)	6	4	1	(1)	(1)	18	17	(74)	-	(1)	(1)	(61)
	(20)	(14)	(16)	3	18	(15)	(6)	(30)	19	(11)	(91)	(13)	2	(11)	(133)
Operating assumption changes:
- maintenance expense	2	-	-	-	-	-	-	-	-	-	-	(1)	3	2	4
- project and other related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- mortality/morbidity	(1)	-	4	-	-	-	-	4	-	4	-	-	-	-	3
- lapses[5]	1	-	-	-	-	-	-	-	(22)	(22)	-	(10)	-	(10)	(31)
- other[6]	-	-	(1)	-	-	-	-	(1)	82	81	-	2	-	2	83
	2	-	3	-	-	-	-	3	60	63	-	(9)	3	(6)	59
Expected return on shareholders' net worth	49	19	6	10	4	5	2	46	27	73	47	2	2	4	173
Other operating variances[7]	6	36	4	(1)	(1)	8	4	50	40	90	1	9	1	10	107
Earnings after tax and non-controlling interests	249	224	11	40	65	54	13	407	234	641	120	-	20	20	1,030

1. Maintenance expense experience in the UK and Netherlands relates to profits from existing business administration and cost savings, respectively. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses.

3. Lapse experience has been volatile, in part reflecting wider economic volatility. In Poland lapse experience continued to be better than the long-term assumptions for both Life and Pension products.

4. In the Netherlands, favourable other experience variances arise from policy alterations on group business. In the USA, other experience reflects the cost of enhancing policyholder crediting rates.

5. In the Netherlands, adverse lapse assumption changes have been made in the German business.

6. Favourable other assumption changes in the Netherlands are in respect of revisions to investment and bonus strategies in Germany as this business is repositioned.

7. Other operating variances in France and the Netherlands relate to modelling refinements. In Spain, these reflect the impact of re-pricing actions on risk products.

_________________________

E2 - Geographical analysis of MCEV operating earnings continued

Net of tax and non-controlling interests 31 December 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	177	94	8	38	39	51	8	238	(78)	160	16	9	13	22	375
Earnings from existing business
- expected existing business contribution (reference rate)	81	100	15	5	47	15	17	199	29	228	55	6	11	17	381
- expected existing business contribution (in excess of reference rate)	289	170	12	2	3	44	-	231	171	402	249	12	-	12	952
Experience variances
- maintenance expense[1]	27	-	4	(1)	10	(8)	4	9	4	13	-	5	-	5	45
- project and other related expenses	(26)	-	(5)	-	-	(3)	(6)	(14)	(21)	(35)	(35)	-	-	-	(96)
- mortality/morbidity[2]	4	30	5	1	9	(3)	6	48	(17)	31	5	3	5	8	48
- lapses[3]	(22)	36	(16)	(15)	12	(20)	(14)	(17)	5	(12)	(17)	(31)	-	(31)	(82)
- other[4]	(4)	(49)	1	37	5	1	1	(4)	35	31	(40)	(1)	(2)	(3)	(16)
	(21)	17	(11)	22	36	(33)	(9)	22	6	28	(87)	(24)	3	(21)	(101)
Operating assumption changes:
- maintenance expense[5]	-	(14)	3	(10)	38	(69)	7	(45)	197	152	(9)	(9)	6	(3)	140
- project and other related expenses	-	-	-	-	-	(5)	-	(5)	-	(5)	-	-	-	-	(5)
- mortality/morbidity[6]	4	42	4	4	42	(3)	1	90	1	91	(20)	-	3	3	78
- lapses[7]	(36)	(13)	(6)	(12)	58	(24)	(5)	(2)	(25)	(27)	(105)	(6)	3	(3)	(171)
- other[8]	(16)	2	8	1	(1)	-	(3)	7	(48)	(41)	96	(5)	(3)	(8)	31
	(48)	17	9	(17)	137	(101)	-	45	125	170	(38)	(20)	9	(11)	73
Expected return on shareholders' net worth	100	38	11	18	6	10	6	89	57	146	89	7	4	11	346
Other operating variances[9]	(11)	34	(3)	-	83	12	1	127	14	141	(18)	40	-	40	152
Earnings after tax and minority interests	567	470	41	68	351	(2)	23	951	324	1,275	266	30	40	70	2,178

1  Maintenance expense experience in the UK relates to profits from existing business administration. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes. Project and other related expenses in Delta Lloyd relate to integration costs in Belgium.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses.

3. Persistency experience has been volatile across most of our businesses, in part reflecting wider economic volatility. In France, positive persistency experience including the release of a short term provision, in line with positive underlying experience. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.

4. Other experience is favourable overall. The Both France and Italy include one off adjustments reflecting final commission payments from prior years. The favourable impact in Italy reflects to one-off profit sharing on a reinsurance treaty. The favourable impact in Delta Lloyd relates to the revised investment and bonus strategy in Germany following the decision to close this operation to new business. The adverse impact in the USA relates to the cost of enhancing policyholder crediting rates.

5. Favourable expense assumption changes reflect the impact of cost reductions in the Delta Lloyd and Poland, together with the impact of revisions to expense allocations in Delta Lloyd. The adverse impact in Spain relates the capitalisation of certain governance costs in respect of bancassurance joint ventures

6. Favourable mortality assumption changes in France and Poland reflecting recent experience. The adverse impact in Delta Lloyd reflects the net impact of using updated mortality tables in the Netherlands, Germany and Belgium, following the issuance of revised advice from the respective actuarial associations.

7. Persistency assumptions have been strengthened across most of our businesses, in light of experience. In Poland, persistency assumptions have been weakened following sustained favourable experience.

8. Other assumption changes in the US primarily relate to the timing of management action in setting policyholder credited rates. In Delta Lloyd, the change represents tax effects resulting from a reallocation of assets

9. Other operating variances in France, Poland and Asia have arisen as a result of more accurate modelling. In Delta Lloyd, these relate to revisions to investment and bonus strategies and expenses in Delta Lloyd Germany following the decision to close this operation to new business. In Spain, these reflect the impact of re-pricing actions on risk products.

_________________________

E3 - Geographical analysis of fund management operating earnings

The condensed consolidated income statement - MCEV basis, includes earnings from the group's fund management operations as analysed below. As explained in note E13, this excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arise from the provision of fund management services to our Life businesses. These results are included within the Life MCEV operating earnings.

	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
United Kingdom	2	1	42
Europe	6	5	6
North America	(3)	(5)	(7)
Asia Pacific	(2)	(1)	(1)
Aviva Investors	3	-	40
United Kingdom	(2)	(12)	(14)
Aviva Europe[1]	-	1	3
Delta Lloyd	13	6	21
Europe	13	7	24
Asia Pacific[2]	(1)	1	1
Total	13	(4)	51

1. Aviva Europe included the result from the fund management in Poland in 2009. This business was transferred across to Aviva Investors from 1 January 2010.

2. The Australian Life business was sold on 1 October 2009, included within the 6 months 2009 and full year 2009 operating earnings is £4 million and £7 million respectively.

E4 - Analysis of other operations and regional costs

Where subsidiaries provide services to our life business, that portion of earnings has been excluded from the result for other operations and regional costs in their condensed consolidated income statement - MCEV basis. These results are included within the Life MCEV operating earnings.

	6 months 2010			6 months 2009			Full year 2009
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(1)	(1)	-	(36)	(36)	-	(28)	(28)
Aviva Europe	(18)	(15)	(33)	(11)	(9)	(20)	(36)	(41)	(77)
Delta Lloyd	-	28	28	-	(20)	(20)	-	(30)	(30)
Europe	(18)	13	(5)	(11)	(29)	(40)	(36)	(71)	(107)
North America	(12)	3	(9)	(9)	1	(8)	(19)	3	(16)
Asia Pacific	(19)	1	(18)	(15)	-	(15)	(20)	(2)	(22)
Total	(49)	16	(33)	(35)	(64)	(99)	(75)	(98)	(173)

E5 - Exceptional items

Exceptional items of £(60) million (HY09: £(218) million) were mainly due to Delta Lloyd which has recognised a total of £(50) million costs in relation to unit-linked insurance compensation scheme and compensation costs in defined contribution pension schemes.

Exceptional item for the half year 2009 of £(218) million was in respect of the change in legislation in Poland restricting charges against pension funds.

Exceptional items for full year 2009 totalled £(248) million. This included £175 million in respect of the reattribution of the inherited estate in the UK, £(261) million in respect of the change in legislation in Poland restricting charges against pension funds, £(102) million brand migration costs and £(60) million in respect of latent claims reserves in Canada.

__________________

E6 - Segmentation of condensed consolidated statement of financial position

	30 June 2010			Restated 30 June 2009			31 December 2009
	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m
Total assets before acquired value of in-force long-term business	308,194	45,211	353,405	286,846	42,835	329,681	307,117	45,880	352,997
Acquired additional value of in-force long-term business	1,213	-	1,213	1,811	-	1,811	1,394	-	1,394
Total assets included in the IFRS statement of financial position	309,407	45,211	354,618	288,657	42,835	331,492	308,511	45,880	354,391
Liabilities of the long-term business	(291,677)	-	(291,677)	(272,753)	-	(272,753)	(291,194)	-	(291,194)
Liabilities of the general insurance and other businesses	-	(47,163)	(47,163)	-	(45,889)	(45,889)	-	(48,111)	(48,111)
Net assets on a statutory IFRS basis	17,730	(1,952)	15,778	15,904	(3,054)	12,850	17,317	(2,231)	15,086
Additional value of in-force long-term business[1]	2,218	-	2,218	2,116	-	2,116	3,376	-	3,376
Net assets on an MCEV basis[2]	19,948	(1,952)	17,996	18,020	(3,054)	14,966	20,693	(2,231)	18,462
Equity capital, capital reserves, shares held by employee trusts and other reserves			7,053			7,183			7,144
IFRS basis retained earnings			3,971			3,022			3,425
Additional MCEV basis retained earnings			1,897			852			2,466
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis			12,921			11,057			13,035
Preference share capital and direct capital instruments			1,190			1,190			1,190
Non-controlling interests			3,885			2,719			4,237
MCEV basis total equity			17,996			14,966			18,462

1. The analysis between the group's and non-controlling interests' share of the additional value of in-force long-term business is as follows:

	30 June 2010	31 December 2009	Movement in period
Group's share included in shareholders' funds	1,897	2,466	(569)
Non-controlling interests' share	348	697	(349)
Movements in AFS securities	(27)	213	(240)
Additional value of in-force long-term business	2,218	3,376	(1,158)

Additional value of in-force long-term business includes £nil (30 June 2009: £69 million; 31 December 2009: £nil) of assets classified as held for sale in the condensed consolidated statement of financial position - MCEV basis.

2. Analysis of net assets on an MCEV basis is made up as follows:

	30 June 2010	Restated 30 June 2009	31 December 2009
Embedded value	14,510	13,810	15,001
Non-controlling interests	3,152	2,090	3,438
	17,662	15,900	18,439
Goodwill and intangible assets allocated to long-term business[3]	2,593	2,579	2,606
Notional allocation of IAS19 pension fund deficit to long-term business[4]	(307)	(459)	(352)
Long-term business net assets on an MCEV basis	19,948	18,020	20,693

3. Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures.

4. The value of the Aviva Staff Pension Schemes deficit has been notionally allocated between segments, based on current funding commitments and the Life proportion has been included within the long-term business net assets on an MCEV basis. The pension fund deficit notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

_________________

E7 - Analysis of life and pensions earnings

The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories.

30 June 2010	Free surplus £m	Required capital[1] £m	VIF £m	Total MCEV £m
Opening MCEV	2,204	7,546	5,251	15,001
New business value	(668)	406	508	246
Expected existing business contribution (reference rate)	-	-	171	171
Expected existing business contribution (in excess of reference rate)	-	-	417	417
Transfers from VIF and required capital to the free surplus	915	(199)	(716)	-
Experience variances	30	1	(10)	21
Assumption changes	50	(3)	(49)	(2)
Expected return on shareholders' net worth	58	95	-	153
Other operating variance	58	(27)	95	126
Operating MCEV earnings	443	273	416	1,132
Economic variances	(39)	109	(256)	(186)
Other non-operating variances	(41)	(1)	20	(22)
Total MCEV earnings/(loss)	363	381	180	924
Capital and dividend flows[2]	(892)	-	-	(892)
Foreign exchange variance	(67)	(161)	(281)	(509)
Acquired/divested business	(2)	(7)	(5)	(14)
Closing MCEV	1,606	7,759	5,145	14,510

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value. All figures are shown net of tax and non-controlling interests.

Restated 30 June 2009	Free surplus £m	Required capital[1] £m	VIF £m	Total MCEV £m
Opening MCEV	1,348	8,148	4,716	14,212
New business value	(990)	562	618	190
Expected existing business contribution (reference rate)	-	-	207	207
Expected existing business contribution (in excess of reference rate)	-	-	427	427
Transfers from VIF and required capital to the free surplus	884	(344)	(540)	-
Experience variances	110	(5)	(238)	(133)
Assumption changes	16	(17)	60	59
Expected return on shareholders' net worth	110	63	-	173
Other operating variance	(26)	(31)	164	107
Operating MCEV earnings	104	228	698	1,030
Economic variances	863	(438)	(423)	2
Other non-operating variances	(1)	-	(149)	(150)
Total MCEV (loss)/earnings	966	(210)	126	882
Capital and dividend flows[2]	(48)	-	-	(48)
Foreign exchange variance	(51)	(788)	(399)	(1,238)
Acquired/divested business	2	-	-	2
Closing MCEV	2,217	7,150	4,443	13,810

31 December 2009	Free surplus £m	Required capital[1] £m	VIF £m	Total MCEV £m
Opening MCEV	1,348	8,148	4,716	14,212
New business value	(1,571)	983	963	375
Expected existing business contribution (reference rate)	-	-	381	381
Expected existing business contribution (in excess of reference rate)	-	-	952	952
Transfers from VIF and required capital to the free surplus	1,869	(738)	(1,131)	-
Experience variances	(198)	135	(38)	(101)
Assumption changes	48	6	19	73
Expected return on shareholders' net worth	164	182	-	346
Other operating variance	10	(141)	283	152
Operating MCEV earnings	322	427	1,429	2,178
Economic variances	1,317	(324)	(42)	951
Other non-operating variances	(238)	909	(407)	364
Total MCEV (loss)/earnings	1,401	1,012	980	3,393
Capital and dividend flows[2]	(250)	-	-	(250)
Foreign exchange variance	6	(556)	(193)	(743)
Acquired/divested business	(301)	(1,058)	(252)	(1,611)
Closing MCEV	2,204	7,546	5,251	15,001

_____________________

E8 - Free surplus emergence

	Existing business					New business			Total business
30 June 2010	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	232	62	96	(96)	294	(56)	(2)	(58)	236
Aviva Europe	210	40	70	71	391	(96)	(171)	(267)	124
Delta Lloyd	62	21	(18)	20	85	(31)	(32)	(63)	22
Europe	272	61	52	91	476	(127)	(203)	(330)	146
North America	185	26	(36)	144	319	(50)	(177)	(227)	92
Asia Pacific	27	4	(3)	(6)	22	(29)	(24)	(53)	(31)
Total	716	153	109	133	1,111	(262)	(406)	(668)	443

	Existing business					New business			Total business
30 June 2009	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	76	49	180	3	308	(77)	(62)	(139)	169
Aviva Europe	230	46	(1)	100	375	(77)	(149)	(226)	149
Delta Lloyd	89	27	(75)	43	84	(53)	(44)	(97)	(13)
Europe	319	73	(76)	143	459	(130)	(193)	(323)	136
North America	99	47	(75)	170	241	(191)	(277)	(468)	(227)
Asia Pacific	46	4	18	18	86	(30)	(30)	(60)	26
Total	540	173	47	334	1,094	(428)	(562)	(990)	104

	Existing business					New business			Total business
31 December 2009	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	220	99	62	(70)	311	(53)	(130)	(183)	128
Aviva Europe	495	89	27	112	723	(177)	(281)	(458)	265
Delta Lloyd	175	57	(124)	55	163	(111)	(124)	(235)	(72)
Europe	670	146	(97)	167	886	(288)	(405)	(693)	193
North America	159	90	(100)	457	606	(192)	(390)	(582)	24
Asia Pacific	82	11	(5)	2	90	(55)	(58)	(113)	(23)
Total	1,131	346	(140)	556	1,893	(588)	(983)	(1,571)	322

_________________

E9 - Maturity profile of business

(a) Total in-force business

To show the profile of the VIF emergence, the value of VIF in the statements on financial position has been split into five year tranches depending on the date when the profit is expected to emerge.

30 June 2010 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	102	640	499	275	482	1,998	1,998
Aviva Europe	1,606	987	584	357	462	3,996	3,173
Delta Lloyd	78	79	53	27	(85)	152	39
Europe	1,684	1,066	637	384	377	4,148	3,212
North America	(145)	(169)	(14)	(11)	30	(309)	(309)
Asia Pacific	104	79	35	20	12	250	244
Total	1,745	1,616	1,157	668	901	6,087	5,145

31 December 2009 £m	0-5	6-10	11-15	16-20	20+	Total gross of non- controlling interest	Total net of non- controlling interest
United Kingdom	289	629	490	288	369	2,065	2,065
Aviva Europe	1,613	1,149	656	350	342	4,110	3,271
Delta Lloyd	36	99	118	101	(156)	198	68
Europe	1,649	1,248	774	451	186	4,308	3,339
North America	(238)	(251)	28	13	54	(394)	(394)
Asia Pacific	102	72	29	18	26	247	241
Total	1,802	1,698	1,321	770	635	6,226	5,251

(b) New business

To show the profile of the VIF emergence, the value of new business has been split into five year tranches depending on the date when the profit is expected to emerge.

30 June 2010 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	55	36	26	22	45	184	184
Aviva Europe	159	70	39	23	25	316	224
Delta Lloyd	(32)	20	19	12	(5)	14	6
Europe	127	90	58	35	20	330	230
North America	47	15	-	(2)	(9)	51	51
Asia Pacific	29	8	4	2	1	44	43
Total	258	149	88	57	57	609	508

31 December 2009 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	107	30	34	19	40	230	230
Aviva Europe	286	126	80	37	43	572	414
Delta Lloyd	(20)	45	49	38	(70)	42	35
Europe	266	171	129	75	(27)	614	449
North America	20	6	64	52	66	208	208
Asia Pacific	46	14	8	4	5	77	76
Total	439	221	235	150	84	1,129	963

_____________________

E10 - Segmental analysis of life and related business embedded value

	Net worth
30 June 2010	Free surplus £m	Required capital[1] £m	VIF £m	Total Embedded value £m
United Kingdom	909	2,859	1,998	5,766
France[2]	(186)	1,527	1,267	2,608
Ireland	226	206	429	861
Italy	146	308	139	593
Poland	64	103	896	1,063
Spain	139	200	228	567
Other Europe	32	37	214	283
Aviva Europe	421	2,381	3,173	5,975
Delta Lloyd	318	893	39	1,250
Europe	739	3,274	3,212	7,225
North America[2,3]	(164)	1,415	(309)	942
Asia Pacific	122	211	244	577
Total	1,606	7,759	5,145	14,510

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2. France and USA have a positive surplus on a statutory basis.

3. Aviva USA's holding company debt amounting to £824 million at 30 June 2010 has been included within non-covered business.

	Net worth
Restated 30 June 2009	Free surplus £m	Required capital[1] £m	VIF £m	Total Embedded value £m
United Kingdom	1,401	1,546	2,090	5,037
France[2]	(195)	1,449	1,106	2,360
Ireland	125	218	486	829
Italy	231	230	148	609
Poland	138	109	617	864
Spain	120	203	305	628
Other Europe	42	25	151	218
Aviva Europe	461	2,234	2,813	5,508
Delta Lloyd	679	1,580	66	2,325
Europe	1,140	3,814	2,879	7,833
North America[2,3]	(455)	1,376	(811)	110
Asia	105	156	216	477
Australia	26	258	69	353
Asia Pacific	131	414	285	830
Total	2,217	7,150	4,443	13,810

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2. France and USA have a positive surplus on a statutory basis.

3. Aviva USA's holding company debt amounting to £819 million at 30 June 2009 has been included within non-covered business.

	Net Worth
31 December 2009	Free surplus £m	Required capital[1] £m	VIF £m	Total Embedded value £m
United Kingdom[2]	1,270	2,568	2,065	5,903
France[3]	(71)	1,592	1,252	2,773
Ireland	175	226	487	888
Italy	263	268	129	660
Poland	60	131	950	1,141
Spain	135	212	265	612
Other Europe	38	33	188	259
Aviva Europe	600	2,462	3,271	6,333
Delta Lloyd	368	1,095	68	1,531
Europe	968	3,557	3,339	7,864
North America[3,4]	(152)	1,240	(394)	694
Asia	118	181	241	540
Australia	-	-	-	-
Asia Pacific	118	181	241	540
Total	2,204	7,546	5,251	15,001

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2. The large increase in required capital in the UK reflects the additional capital locked in following the reatrribution of the inherited estate..

3. France and Aviva USA have a positive surplus on a statutory basis.

4. Aviva USA's holding company debt amounting to £810 million at 31 December 2009 has been included within non-covered business.

_____________________

E11 - Risk allowance within present value of in-force (VIF)

Within the VIF in the tables on page 24, there are additional allowances for risks not included within the basic present value of future profits calculation.

30 June 2010	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,529	(295)	(211)	(25)	1,998
France	2,023	(124)	(149)	(483)	1,267
Ireland	453	(7)	(17)	-	429
Italy	202	(24)	(12)	(27)	139
Poland	980	(14)	(62)	(8)	896
Spain	283	(12)	(28)	(15)	228
Other Europe	226	(4)	(6)	(2)	214
Aviva Europe	4,167	(185)	(274)	(535)	3,173
Delta Lloyd	407	(78)	(65)	(225)	39
Europe	4,574	(263)	(339)	(760)	3,212
North America	96	(157)	(51)	(197)	(309)
Asia Pacific[1]	348	(24)	(42)	(38)	244
Total	7,547	(739)	(643)	(1,020)	5,145

Restated 30 June 2009	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,518	(197)	(157)	(74)	2,090
France	1,775	(170)	(124)	(375)	1,106
Ireland	516	(11)	(19)	-	486
Italy	195	(22)	(10)	(15)	148
Poland	689	(17)	(46)	(9)	617
Spain	368	(16)	(30)	(17)	305
Other Europe	159	(3)	(3)	(2)	151
Aviva Europe	3,702	(239)	(232)	(418)	2,813
Delta Lloyd	710	(175)	(167)	(302)	66
Europe	4,412	(414)	(399)	(720)	2,879
North America	(369)	(27)	(34)	(381)	(811)
Asia	289	(17)	(27)	(29)	216
Australia	135	(31)	(24)	(11)	69
Asia Pacific	424	(48)	(51)	(40)	285
Total	6,985	(686)	(641)	(1,215)	4,443

31 December 2009	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,572	(285)	(197)	(25)	2,065
France	2,048	(144)	(155)	(497)	1,252
Ireland	517	(9)	(21)	-	487
Italy	189	(22)	(11)	(27)	129
Poland	1,050	(17)	(74)	(9)	950
Spain	326	(16)	(28)	(17)	265
Other Europe	198	(3)	(5)	(2)	188
Aviva Europe	4,328	(211)	(294)	(552)	3,271
Delta Lloyd	487	(129)	(80)	(210)	68
Europe	4,815	(340)	(374)	(762)	3,339
North America	80	(9)	(45)	(420)	(394)
Asia Pacific[1]	324	(19)	(30)	(34)	241
Total	7,791	(653)	(646)	(1,241)	5,251

1. Australia business sold during 2009.

___________________

E12 - Implied discount rates (IDR)

In the valuation of a block of business, the implied discount rate is the rate of discount such that a traditional embedded value for the business equates to the MCEV.

The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.

Average derived risk discount rates are shown below for the embedded value.

	30 June 2010%	Restated 31 December 2009%
United Kingdom	8.0%	10.4%
France[1]	6.4%	7.2%
Ireland[1]	4.1%	5.1%
Italy[1]	4.6%	5.3%
Poland	6.2%	7.1%
Spain	7.8%	8.4%
Other Europe	7.0%	8.9%
Aviva Europe	6.1%	6.9%
Delta Lloyd[1]	13.8%	10.5%
Europe	7.6%	8.1%
North America[3]	24.9%	35.6%
Asia Pacific[1,2]	7.4%	7.2%
Total	8.9%	10.1%

1. The IDRs have been restated following more detailed review resulting from the change in expected return methodology, which reflected a more appropriate allowance for the impact of the release of required capital and other refinements

2. Asia Pacific excludes Australian life and pensions business sold in October 2009.

3. The US full year 2009 IDR has been revised to reflect the expected future tax paying position of the business. This reduces the IDR from 41.2% to 35.6%. The revised IDR gives the correct expected return allowing for the impact on future cashflows within the IDR calculation and the impact of the tax assumption change on the closing full-year 2009 balance sheet.

E13 - Analysis of fund management and service company business within embedded value

Aviva's MCEV methodology incorporates the impact of earnings arising from subsidiary undertakings providing administration, fund management and other services where these arise in relation to covered business. The principal subsidiaries of the Aviva group providing such services include Aviva Life Services Limited (UK) and Aviva Investors. The following table provides an analysis of the elements within the life and other related business embedded value:

	6 months 2010			6 months 2009	Full year 2009
	Fund management £m	Other operations £m	Total £m	Total £m	Total £m
United Kingdom	143	(113)	30	(3)	35
France	172	60	232	214	237
Delta Lloyd	118	(107)	11	(21)	9
United States	162	91	253	195	228
Other	25	(67)	(42)	53	(13)
Total	620	(136)	484	438	496

The "look-through" value attributable to fund management is based on the level of after-tax profits expected to be earned in the future over the outstanding term of the covered business in respect of services provided to the group's life operations. The MCEV basis income statement excludes the actual statutory basis profits arising from the provision of fund management services to the group's life businesses. The MCEV income statement records the experience profit or loss compared to the assumed profitability, the expected return on the in-force value and the effect on the in-force value of changes to economic assumptions.

In the United Kingdom, Aviva Life Services Limited (UK) (ALS) is the main provider of administration services to the UK Life business. ALS incurs substantially all of the UK businesses' operating expenditure, comprising acquisition, maintenance and project costs. Costs are recharged to the UK Life companies (the product companies) on the basis of predetermined Management Services Agreements (MSAs).

________________________

E14 - Summary of non-controlling interest in life and related businesses' MCEV results

30 June 2010	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd* £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business, net of tax	8	-	34	2	25	69	(17)	52	-	52	246	298
Life MCEV operating earnings after tax	43	9	55	10	35	152	58	210	2	212	1,132	1,344
Life MCEV (loss)/earnings after tax	55	16	44	13	23	151	(97)	54	1	55	924	979
Closing covered businesses' embedded value	334	281	694	150	559	2,018	1,118	3,136	16	3,152	14,510	17,662

Restated 30 June 2009	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business, net of tax	7	1	29	3	28	68	6	74	-	74	190	264
Life MCEV operating earnings after tax	22	5	41	9	54	131	10	141	1	142	1,030	1,172
Life MCEV (loss)/earnings after tax	14	(11)	40	(24)	1	20	(1)	19	4	23	882	905
Closing covered businesses' embedded value	270	271	697	119	539	1,896	178	2,074	16	2,090	13,810	15,900

31 December 2009	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd* £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business, net of tax	16	2	47	5	56	126	3	129	-	129	375	504
Life MCEV operating earnings after tax	45	14	79	53	81	272	64	336	1	337	2,178	2,515
Life MCEV (loss)/earnings after tax	51	1	64	17	57	190	(90)	100	-	100	3,393	3,493
Closing covered businesses' embedded value	320	290	762	162	586	2,120	1,304	3,424	14	3,438	15,001	18,439

*  the non-controlling interest for Delta Lloyd increased due to the IPO in 2009.

There are no non-controlling interests in the United Kingdom or North America.

_____________________

E15 - Principal economic assumptions

(a) Economic assumptions - Deterministic calculations

Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.

In setting the risk-free rate we have, wherever possible used the mid-price swap yield curve for an AA-rated bank.

The curve is extrapolated if necessary to get rates suitable to the liabilities. For markets in which there is no reliable swap yield curve the relevant government bond yields are used.

Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.

The adjustments made to swap rates to derive a risk-free rate for immediate annuity type contracts and all US contracts are shown below the reference rate table.

The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

	United Kingdom
	30 June 2010	30 June 2009	31 December 2009	31 December 2008
Reference rate
1 year	1.3%	1.6%	1.2%	2.8%
5 years	2.5%	3.8%	3.5%	3.2%
10 years	3.6%	4.3%	4.3%	3.5%
15 years	4.0%	4.6%	4.6%	3.8%
20 years	4.1%	4.6%	4.6%	3.8%
Expense inflation	3.0%	3.4%	3.3%	2.4%

	Delta Lloyd[1]
	30 June 2010	30 June 2009	31 December 2009	31 December 2008
Reference rate
1 year	1.2%	1.4%	1.3%	2.5%
5 years	2.1%	2.9%	2.9%	3.3%
10 years	3.0%	3.7%	3.7%	3.8%
15 years	3.4%	4.1%	4.1%	4.0%
20 years	3.5%	4.3%	4.2%	3.9%
Expense inflation	2.5%	2.5%	2.4%	2.5%

1. The economic assumptions used in Delta Lloyd differ from those in the Eurozone as the Dutch bank swap rate is used by Delta Lloyd.

	Eurozone (excluding Delta Lloyd)
	30 June 2010	30 June 2009	31 December 2009	31 December 2008
Reference rate
1 year	1.2%	1.4%	1.3%	2.5%
5 years	2.1%	2.9%	2.8%	3.3%
10 years	3.0%	3.7%	3.7%	3.8%
15 years	3.4%	4.2%	4.1%	3.9%
20 years	3.5%	4.2%	4.2%	3.9%
Expense inflation	2.7%	2.1%	2.5%	2.1%

	Poland
	30 June 2010	30 June 2009	31 December 2009	31 December 2008
Reference rate
1 year	4.1%	4.5%	4.5%	4.4%
5 years	5.2%	5.5%	5.8%	4.3%
10 years	5.4%	5.6%	5.8%	4.2%
15 years	5.3%	5.5%	5.7%	4.1%
20 years	5.0%	5.4%	5.5%	4.0%
Expense inflation	2.7%	3.2%	3.0%	2.9%

____________________

E15 - Principal economic assumptions continued

	United States
	30 June 2010	30 June 2009	31 December 2009	31 December 2008
Reference rate
1 year	0.7%	1.6%	0.7%	1.3%
5 years	2.1%	3.0%	3.1%	2.2%
10 years	3.2%	3.8%	4.2%	2.6%
15 years	3.6%	4.1%	4.6%	2.9%
20 years	3.8%	4.1%	4.8%	2.9%
Expense inflation	3.0%	3.0%	3.0%	3.0%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.

In current markets, the following adjustments are made to the swap rate for immediate annuity type contracts and all US contracts. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by:

					New business			Embedded value
	First quarter 2010	Second quarter 2010	First half 2009	Third quarter 2009	Fourth quarter 2009	30 June 2010	30 June 2009	31 December 2009
UK1	0.80%/0.75%	0.75%/0.70%	1.50%	1.10%/0.95%	0.90%/0.45%	1.15%	1.25%	1.00%
France	n/a	n/a	n/a	n/a	n/a	0.35%	0.50%	0.30%
Spain	0.15%	0.20%	1.00%	0.75%	0.30%	0.25%	0.40%	0.30%
Delta Lloyd	0.15%	0.35%	1.50%	0.40%	0.20%	0.35%	0.50%	0.15%
US immediate annuities	0.65%	0.65%	3.00%	1.50%	1.05%	0.85%	1.50%	0.65%
US deferred annuities and all other contracts	0.55%	0.55%	2.50%	1.25%	0.90%	0.70%	1.25%	0.55%

1. The rate provided is for immediate annuities/bulk purchase annuities

For 2010, the approach to estimating the market level of liquidity premium in corporate bond assets has been simplified to use the formula structure proposed by CFO/CRO Forum working party.

The formula is:

        UK / Europe:   50% of (iBoxx Corporate bond spread - 40bp)

        USA:                               60% of (iBoxx Corporate bond spread - 40bp)

Adjustments are made where liabilities are not fully backed by assets earning a liquidity premium and for contracts that are exposed to some lapse risk.

The revised approach increases the EV by £0.4 billion due to the release of prudent margins in the previous direct Credit Default Swap-based approach. There has been no change to the types of contracts to which a liquidity premium is applied.

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period

For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in Note E1 - Basis of Preparation.

The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

	All territories
	30 June 2010	30 June 2009	31 December 2009	31 December 2008
Equity risk premium	3.5%	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%	2.0%

Future returns on corporate fixed interest investments are calculated from prospective yields less an adjustment for credit risk.

____________________

E15 - Principal economic assumptions continued

Required capital and tax

	Tax rates[6]				Required capital (% EU minimum or equivalent)
	30 June 2010	30 June 2009	31 December 2009	31 December 2008	30 June 2010	30 June 2009	31 December 2009
United Kingdom[1]	28.0%	28.0%	28.0%	28.0%	100%/110%	100%/110%	100%/110%
France	34.4%	34.4%	34.4%	34.4%	110%	110%	110%
Ireland	12.5%	12.5%	12.5%	12.5%	150%	150%	150%
Italy[2]	32.4%	32.4%	32.4%	32.4%	115%/222%	115%/184%	115%/184%
Poland	19.0%	19.0%	19.0%	19.0%	130%	150%	150%
Spain[3]	30.0%	30.0%	30.0%	30.0%	110%/125%	110%/125%	110%/125%
Delta Lloyd[4]	25.5%	25.5%	25.5%	25.5%	116%	132%	139%
United States[5]	35.0%	0.0%	0.0%	0.0%	325%	325%	325%

1. The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and 110% for annuity business. With 200% for an immaterial amount of BPA business. In addition, the reattribution of the inherited Estate has led to additional capital being locked in to support the with profit business, and this has been included within required capital.

2. Required capital in Italy under MCEV is 222% of the EU minimum for Eurovita and 115% for other companies.

3. Required capital in Spain is 125% of the EU minimum for Aviva Vida y Pensiones and 110% for bancassurance companies.

4. This capital level is the aggregate capital required for Delta Lloyd.

5. Following a more detailed review of the implied tax position of Aviva US, 2010 results have been calculated including the impact of full corporate tax applying to the cash flows, and consequentially 2010 results are "grossed up" at the corporation tax rate in line with other businesses

6. Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been announced.

The Finance Bill published on 1 July 2010 includes a proposed 1% reduction in the UK corporation tax rate from 28% to 27% with effect from April 2011. This rate reduction is expected to increase the embedded value of our UK segment by £60 million.  The UK corporation tax rate has not been revised for half year 2010.

Other economic assumptions

Required capital relating to with-profit business is assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the United Kingdom and Ireland continues at the current rate of one-ninth of the cost of bonus.

(b) Economic Assumptions - Stochastic calculations

The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under "Other assumptions".

The embedded value of the US spread based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered. The anticipated management action is consistent with current decision rules and has been approved and signed off by management and legal counsel.

Model - United Kingdom, Europe (excluding Delta Lloyd) and North America

Swap rates are generated by a model, the LIBOR Market Model (LMM), that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The model is calibrated to at-the-money swaptions of a variety of terms and tenors. Swaption volatilities are taken from Bloomberg. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.

The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. Option volatilities are taken from a survey of investment banks.

The model also generates property total returns and real yield curves, although these are not significant asset classes for Aviva outside the UK. In the absence of liquid market data, the volatilities of these asset classes are based on historic data.

Assumptions for correlations between asset classes have been set based on historic data.

Model - Netherlands

In the Netherlands, yield curves are based on De Nederlandsche Bank (DNB) yield curve data.

The interest rate model used is a short rate G2++ model. The model is calibrated to the DNB yield curve and the swaption implied volatilities. Swaption implied volatilities are taken from Bloomberg. The equity model is a Heston model.

____________________

E15 - Principal economic assumptions continued

Asset classes

The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumption is the distribution of future long-term interest rates, since this is the most important factor in the cost of guaranteed annuity options.

For many businesses, including US, France and Netherlands, the most important assets are fixed rate bonds of various durations.

Summary statistics

Swaption implied volatilities

The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the model swaption implied volatilities.

	30 June 2010 Swap length				30 June 2009[1] Swap length				31 December 2009 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK sterling
10 years	n/a	n/a	12.5%	n/a	n/a	n/a	11.8%	n/a	n/a	n/a	14.1%	n/a
15 years	n/a	n/a	12.3%	n/a	n/a	n/a	11.9%	n/a	n/a	n/a	14.6%	n/a
20 years	n/a	n/a	11.9%	n/a	n/a	n/a	12.1%	n/a	n/a	n/a	14.4%	n/a
25 years	n/a	n/a	11.5%	n/a	n/a	n/a	12.4%	n/a	n/a	n/a	14.0%	n/a
Euro
10 years	18.6%	18.4%	18.1%	17.8%	11.7%	11.7%	11.7%	11.8%	17.9%	17.8%	17.7%	17.6%
15 years	18.3%	17.8%	17.3%	16.6%	10.9%	10.9%	10.4%	10.9%	18.0%	17.6%	17.3%	16.9%
20 years	17.1%	16.5%	15.9%	15.2%	10.5%	10.4%	10.4%	10.3%	17.1%	16.7%	16.3%	15.7%
25 years	16.0%	15.2%	14.5%	13.8%	10.0%	10.0%	9.9%	9.5%	16.2%	15.6%	15.0%	14.4%
Delta Lloyd
10 years	16.4%	17.0%	17.9%	19.2%	11.6%	11.6%	11.7%	11.7%	14.5%	15.3%	17.3%	18.6%
15 years	18.2%	19.0%	19.5%	20.4%	10.8%	10.7%	10.6%	10.8%	15.2%	15.8%	17.8%	18.9%
20 years	22.1%	22.4%	22.0%	21.6%	10.5%	10.3%	10.2%	10.3%	15.8%	16.7%	18.1%	18.5%
25 years	23.7%	23.1%	21.9%	21.4%	10.0%	9.8%	9.8%	9.7%	16.8%	17.5%	18.2%	18.3%
US dollar
10 years	20.4%	19.5%	18.6%	18.0%	15.2%	14.4%	14.0%	14.0%	20.0%	18.9%	18.0%	17.3%
15 years	18.5%	17.5%	16.7%	16.0%	13.9%	13.0%	12.8%	12.7%	17.5%	16.4%	15.6%	15.0%
20 years	16.7%	15.8%	15.1%	14.4%	13.3%	12.4%	12.1%	12.1%	15.5%	14.5%	13.8%	13.2%
25 years	15.0%	14.2%	13.5%	12.8%	12.9%	11.9%	11.6%	11.7%	13.7%	12.9%	12.2%	11.6%

1. HY09 volatilities were calibrated to end August 2008.

Equity implied volatilities

The implied volatility is that determined by the Black-Scholes' formula to reproduce the market price of the option. The following tables set out the model equity implied volatilities.

30 June 2010 Option length	Country
	UK	France	Italy	Ireland	Delta Lloyd	Spain	US
5 years	27.8%	31.1%	30.1%	29.5%	27.6%	34.1%	31.0%
10 years	28.5%	29.4%	29.6%	28.7%	30.1%	31.9%	31.2%
15 years	29.1%	29.7%	28.2%	29.1%	31.7%	30.5%	31.1%

30 June 2009[1] Option length	Country
	UK	France	Italy	Ireland	Delta Lloyd	Spain	US
5 years	25.8%	24.9%	24.4%	24.5%	26.1%	26.3%	24.6%
10 years	27.2%	26.3%	n/a	26.2%	26.8%	28.8%	27.3%
15 years	27.7%	n/a	n/a	27.0%	27.1%	n/a	28.9%

1. HY09 volatilities were calibrated to end August 2008.

31 December 2009 Option length	Country
	UK	France	Italy	Ireland	Delta Lloyd	Spain	US
5 years	25.3%	29.2%	26.9%	27.7%	27.5%	27.0%	26.9%
10 years	26.6%	29.0%	26.5%	27.3%	29.1%	25.7%	27.8%
15 years	27.3%	30.0%	26.4%	28.1%	30.5%	26.5%	29.1%

________________

E15 - Principal economic assumptions continued

Property implied volatilities

Best estimate levels of volatility have been used, in the absence of meaningful option prices from which implied levels of volatility can be derived.

For the UK and the Netherlands, model property implied volatility is 15% for 30 June 2010 (30 June 2009: 15%).

Demographic assumptions

Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, eg we have allowed for improvements in future policyholder longevity.

We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, ie vary depending on the economic assumptions. For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.

Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.

Expense assumptions

Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated.

Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Non-hedgeable risk

A charge of 2.5% has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business.

(c) Other assumptions

Valuation of debt

Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the primary financial statements. At 30 June 2010 the market value of the group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £6,399 million (30 June 2009: £5,422 million; 31 December 2009: £6,634 million).

	30 June 2010	30 June 2009	31 December 2009
Borrowings per summarised consolidated statement of financial position - MCEV basis	14,127	14,325	15,000
Add: amount included within held for sale	-	-	-
Less: Securitised mortgage funding	(6,574)	(6,807)	(7,329)
Borrowings excluding non-recourse funding - MCEV basis	7,553	7,518	7,671
Less: Operational financing by businesses	(2,195)	(1,694)	(2,182)
External debt and subordinated debt - MCEV basis	5,358	5,824	5,489
Add: Preference shares (including General Accident plc) and direct capital instrument	1,440	1,440	1,440
External debt, subordinated debt, preference shares and direct capital instrument - MCEV basis	6,798	7,264	6,929
Effect of marking these instruments to market	(399)	(1,842)	(295)
Market value of external debt, subordinated debt, preference shares and direct capital instrument	6,399	5,422	6,634

Other

It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

________________________

E16 - Sensitivity analysis

(a) Economic assumptions

The following tables show the sensitivity of the embedded value and the value of new business to:

- 10 basis point increase in the adjustment to risk free rates for contracts where a liquidity premium adjustment is made.

- one and two percentage point increase and decrease in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

- 10% increase and decrease in market values of equity and property assets;

- 25% increase in equity and swaption volatilities;

- 50 basis point increase and decrease in credit spreads; and

- decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.

For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.

In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.

The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk.

Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios. This can be seen in the sensitivity of a 1%-2% movement in the interest rate for the Netherlands and US, where there is a significant amount of business with investment return guarantees.

Embedded value

			Interest Rates
30 June 2010 Embedded value (net of tax and non-controlling interest)	As reported on page 24 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	5,766	130	(110)	65	(280)	185
France	2,608	5	(115)	50	(250)	(45)
Ireland	861	-	(30)	35	(60)	55
Italy	593	-	10	(30)	10	(100)
Poland	1,063	-	(50)	55	(95)	125
Spain	567	10	(10)	10	(25)	15
Other Europe	283	-	(10)	10	(20)	25
Aviva Europe	5,975	15	(205)	130	(440)	75
Delta Lloyd	1,250	50	270	(525)	425	(1,290)
Europe	7,225	65	65	(395)	(15)	(1,215)
North America	942	85	210	(5)	(125)	(365)
Asia Pacific	577	-	25	(125)	35	(360)
Total	14,510	280	190	(460)	(385)	(1,755)

The sensitivity to adjusting risk-free rates by 10bp only reflects a reduction in future investment returns and discount rates. The interest rate sensitivities include consequential impacts such as the change in market values of fixed assets as well as the change in future investment returns and discount rates.

____________________

E16 - Sensitivity analysis continued

	Equity/property
	As reported on page 24 £m	Market values		Volatility 25% increase £m
30 June 2010 Embedded value (net of tax and non-controlling interest)		10% increase £m	10% decrease £m
United Kingdom	5,766	215	(230)	(250)
France	2,608	95	(105)	(150)
Ireland	861	20	(20)	-
Italy	593	5	(5)	-
Poland	1,063	5	(5)	-
Spain	567	10	(10)	(5)
Other Europe	283	-	-	-
Aviva Europe	5,975	135	(145)	(155)
Delta Lloyd	1,250	240	(245)	(20)
Europe	7,225	375	(390)	(175)
North America	942	-	-	-
Asia Pacific	577	20	(20)	(5)
Total	14,510	610	(640)	(430)

	As reported on page 24 £m	Swaption implied volatilities 25% increase £m	Corporate bond credit spreads[1]		EU minimum capital (or equivalent) £m
30 June 2010 Embedded value (net of tax and non-controlling interest)			50bps increase £m	50bps decrease £m
United Kingdom	5,766	(15)	(645)	695	15
France	2,608	(80)	(105)	80	15
Ireland	861	-	-	-	5
Italy	593	-	-	-	5
Poland	1,063	-	-	-	5
Spain	567	-	(40)	35	-
Other Europe	283	-	-	-	5
Aviva Europe	5,975	(80)	(145)	115	35
Delta Lloyd	1,250	60	(75)	65	5
Europe	7,225	(20)	(220)	180	40
North America	942	(75)	(510)	380	110
Asia Pacific	577	-	(15)	15	25
Total	14,510	(110)	(1,390)	1,270	190

1. Corporate bond credit spreads sensitivities include no allowance for any changes to liquidity premium adjustments

Value of new business

30 June 2010 Value of new business (net of tax and non-controlling interest)			Risk free rates
	As reported on page 16 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	127	9	(12)	16	(21)	36
France	58	-	(3)	(5)	(6)	2
Ireland	1	-	1	(1)	1	(1)
Italy	24	-	(1)	-	(3)	(3)
Poland	14	-	(1)	1	(2)	2
Spain	22	-	(1)	1	(1)	1
Other Europe	9	-	(1)	1	(1)	2
Aviva Europe	128	-	(6)	(3)	(12)	3
Delta Lloyd	(25)	1	11	(12)	19	(30)
Europe	103	1	5	(15)	7	(27)
North America	2	7	(17)	4	(37)	2
Asia Pacific	14	-	10	(12)	18	(31)
Total	246	17	(14)	(7)	(33)	(20)

_______________

E16 - Sensitivity analysis continued

30 June 2010 Value of new business (net of tax and non-controlling interest)	Equity/property
	As reported on page 16 £m	Market values		Volatility 25% increase £m
		10% increase £m	10% decrease £m
United Kingdom	127	4	(4)	-
France	58	4	(4)	(3)
Ireland	1	-	-	-
Italy	24	1	(1)	-
Poland	14	-	-	-
Spain	22	-	-	-
Other Europe	9	-	-	-
Aviva Europe	128	5	(5)	(3)
Delta Lloyd	(25)	3	(3)	(1)
Europe	103	8	(8)	(4)
North America	2	-	-	-
Asia Pacific	14	-	-	-
Total	246	12	(12)	(4)

	As reported on page 16 £m	Swaption implied volatilities 25% increase £m	Corporate bond credit spreads[1]		EU minimum capital (or equivalent) £m
30 June 2010 Value of new business (net of tax and non-controlling interest)			50bps increase £m	50bps decrease £m
United Kingdom	127	-	(38)	43	1
France	58	(2)	-	3	1
Ireland	1	-	-	-	-
Italy	24	-	-	-	1
Poland	14	-	-	-	-
Spain	22	-	(2)	3	-
Other Europe	9	-	-	-	-
Aviva Europe	128	(2)	(2)	6	2
Delta Lloyd	(25)	1	(3)	3	1
Europe	103	(1)	(5)	9	3
North America	2	(12)	(29)	15	9
Asia Pacific	14	-	-	-	4
Total	246	(13)	(72)	67	17

1. Corporate bond credit spreads sensitivities include no allowance for any changes to liquidity premium adjustments

(b) Non-economic assumptions

The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:

- 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;

   - 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and

   - 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

_________________

E16 - Sensitivity analysis continued

Embedded value

30 June 2010 Embedded value (net of tax)	As reported on page 24 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	5,766	205	50	40	(255)
France	2,608	45	50	35	(25)
Ireland	861	20	20	5	(5)
Italy	593	10	-	-	-
Poland	1,063	35	45	10	-
Spain	567	5	40	10	(5)
Other Europe	283	10	20	5	-
Aviva Europe	5,975	125	175	65	(35)
Delta Lloyd	1,250	245	-	10	(75)
Europe	7,225	370	175	75	(110)
North America	942	50	(15)	45	(15)
Asia Pacific	577	25	10	5	-
Total	14,510	650	220	165	(380)

Value of new business

30 June 2010 Value of new business (net of tax)	As reported on page 18 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	127	10	9	5	(7)
France	58	2	2	1	-
Ireland	1	-	1	-	-
Italy	24	1	1	1	-
Poland	14	1	2	1	-
Spain	22	1	4	1	-
Other Europe	9	1	2	1	-
Aviva Europe	128	6	12	5	-
Delta Lloyd	(25)	5	-	-	(1)
Europe	103	11	12	5	(1)
North America	2	3	(4)	5	-
Asia Pacific	14	3	1	-	-
Total	246	27	18	15	(8)

________________________

Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis

When compliance with the European Insurance CFO Forum Market Consistent Embedded Value Principles (MCEV Principles), published in October 2009, is stated, those principles require the directors to prepare supplementary information in accordance with the methodology contained in the MCEV Principles and to disclose and explain any non-compliance with the guidance included in the MCEV Principles.

In preparing this supplementary information, the directors have done so in accordance with these MCEV Principles and have also fully complied with all the guidance included therein. Specifically, the directors have:

- determined assumptions on a realistic basis, having regard to past, current and expected future experience and to relevant external data, and then applied them consistently;

- made estimates that are reasonable and consistent; and,

- provided additional disclosures when compliance with the specific requirements of the MCEV Principles is insufficient to enable users to understand the impact of particular transactions, other events and conditions and the group's financial position and financial performance.

Information on the directors can be found on page 80 of Aviva plc's 2009 Annual Report and Accounts.

By order of the Board

Patrick Regan
Chief Financial Officer
4 August 2010

_______________

Independent review report to Aviva plc

Introduction

We have been engaged by the Company to review the condensed set of MCEV financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprises the Condensed Consolidated Income Statement - MCEV Basis, the Condensed Statement of Comprehensive Income - MCEV Basis, the Condensed Statement of Changes in Equity - MCEV Basis, the Condensed Consolidated Statement of Financial Position - MCEV Basis, the Reconciliation of Shareholders' Equity on IFRS and MCEV bases, the Reconciliation of IFRS Total Equity to MCEV Net Worth, the Group MCEV Analysis of Earnings and the related notes E1 to E16 on pages 2 to 36; We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of MCEV financial statements.

We have reported separately on the condensed financial statements of Aviva plc prepared on an IFRS basis for the six months ended 30 June 2010. The information contained in the condensed set of MCEV financial statements should be read in conjunction with the condensed set of financial statements prepared on an IFRS basis. This information is described within the condensed set of MCEV financial statements in the half-yearly financial report as having being reviewed.

This report is made solely to the Company in accordance with guidance contained in International Standards on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The condensed set of MCEV financial statements in the half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the condensed set of MCEV financial statements in the half-yearly financial report in accordance with the Basis of Preparation set out on pages 7 to 10.

Our Responsibility

Our responsibilities, as independent auditors, in relation to the condensed set of MCEV financial statements in the half-yearly financial report are set out in our engagement letter with you dated 4 August 2010. We report to you our opinion as to whether the condensed set of MCEV financial statements in the half-yearly financial report have been properly prepared, in all material respects, in accordance with the Basis of Preparation set out on pages 7 to 10.

Scope of Review

We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of MCEV financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with the Basis of Preparation set out on pages 7 to 10.

Ernst & Young LLP
London
4 August 2010

______________

Glossary

Definitions of group key performance indicators and other terms

Product Definitions:
Annuities

A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or/her dependents or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings

These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover

Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities

An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions	A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees
Guaranteed annuities	A policy that pays out a fixed regular amount of benefit for a defined period.
Income drawdown

The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities	An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.
Investment sales	Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts ("ISAs") and Open Ended Investment Companies ("OEICs").
ISAs	Individual savings accounts - Tax efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.
Monolines	Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans).
Mortgage endowment	An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.
Mortgage life insurance	A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.
Non profits	Long term savings and insurance products sold in the UK other than "With profits" (see definition below) products.
OEIC	Open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.
Pensions	A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.
Personal pensions	A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.
Protection

An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium	A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.
SICAVs

Société d'investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium	A single lump sum is paid by the policyholder at commencement of the contract,
Stakeholder pensions	Low cost and flexible pension plans available in the UK, governed by specific regulations.
Superannuation	Superannuation is a pension product sold in Australia where employers pay a proportion of an employee's salaries and wages into a fund, which can be accessed when the employee retires.
Takaful	Insurance products that observe the rules and regulations of Islamic law.
Term assurance	A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.
Unit trusts	A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.
Unit-linked annuities	A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.
Whole life

Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With profits

A type of long term savings and insurance product sold in the UK Under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments

An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms:
Available for Sale ("AFS")

Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers ("ABI")	Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.
Acquired value of in force ("AVIF")

An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance	An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.
Combined Code on Corporate Governance

The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs ("DAC")

The cost directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value	The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.
FSA

The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

Funds under management	Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.
Funds under management by Aviva	Represents all assets actively managed or administered by the fund management operations of the Group.
General insurance

Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

Gross written premiums

The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

"Hard" insurance market

A term used to describe the state of the general insurance market. A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers ("IFAs")

A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS

International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate

In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long term and savings business	Collective term for life insurance, pensions, savings, investments and related business.
Market Consistent Embedded Value	Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in October 2009.
Net written premiums	Total gross written premiums for the given period, minus premiums paid over or "ceded" to reinsurers.
Net Operational Capital generation

Net operational capital generation represents the operating returns, net of tax and minorities, generated from our in-force life business and the IFRS profits earned by our general insurance, fund management and non-insurance businesses, net of capital invested in new business. Life in-force returns are defined as the free surplus emergence, including release of required capital, from in-force business. Capital invested in life new business represents the impact of initial and required capital on free surplus. For general insurance businesses this reflects the movement in required capital, which we have assumed to equal two times the regulatory minimum. Where appropriate, the movement in capital requirements excludes the impact of foreign exchange movements.

Present value of new business ("PVNBP")

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value ("MCEV") principles published by the CFO Forum of major European listed and non-listed insurance companies.

"Soft" insurance market

A term used to describe the state of the general insurance market. A "soft" insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on Internal Control	The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

IFRS profit drivers - Definitions

Income:
New business margin

New business cash flows (excluding acquisition expenses) based on actual volumes

Premiums less initial reserves. Includes expected investment p return to end of year

Excludes variances in operating experience or assumptions

Underwriting margin:
Expenses	Protection ‐ Allowance in valuation basis for expenses
Mortality

Protection ‐ Allowance in valuation basis for mortality less actual claims & benefits

UL ‐ Charges made to policyholders less actual claims & benefits

Expected change in liability for any guarantees or options subject to mortality risk

Persistency	All ‐ Actual reserves released less surrender benefits paid
AMC

Annual management charges on unit linked business (based on expected investment returns)

Excludes risk charges and costs

Expected change in liability for any guarantees or options that depend on investment return

Participating business	UK/Ireland‐ shareholders' share of actual bonus declared Continental participating shareholders' share US ‐ closed block profits
Spread margin

Spread ‐ Expected investment return less unwind of liability/amounts credited to policyholders

Excludes risk charges and costs

Protection ‐ Expected investment return less valuation discount rate applied to opening liability

Expected change in liability for any guarantees or option that depend on investment return

Expected return	Return on assets covering solvency margin and additional surplus Based on longer term rates of return applied to expected average funds under management updated for fund flows and out flows
Expenses:
Acquisition expenses	New business acquisition commission and expenses less deferred costs
Admin expenses	Maintenance expenses and renewal commission on existing business
DAC/AVIF amortisation and other	Amortisation of DAC, AVIF and impact of regulatory changes, reserving methodology changes or other one‐off items
IFRS life operating profit
Investment variances and economic assumption changes

AMCs based on actual investment return less AMCs based on expected returns

Spread based on actual investment return less spread based on expected returns

Variance in current actual and assumed future investment return less expected investment return

Market Consistent Embedded Value (MCEV) terms:
Asymmetric risk	Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.
Cost of non-hedgeable risks

This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business	The contracts to which the MCEV methodology has been applied.
EU solvency

The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the group's life funds. The group solvency calculation is determined according to the UK Financial Services Authority application of EU Insurance Group's Directive rules.

Financial options and guarantees

Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus	The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.
Frictional costs	The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.
Funds under management	Represents all assets actively managed or administered by or on behalf of the group including those funds managed by third parties.
Group MCEV	A measure of the total consolidated value of the group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.
Gross risk-free yields	Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.
IFRS operating profit	From continuing operations on an IFRS basis, stated before tax attributable to shareholders' profits, impairment of goodwill and exceptional items.
Implicit items	Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.
Life business	Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.
Life MCEV	The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.
Life MCEV operating earnings

Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations and is stated before tax, impairment of goodwill and exceptional items.

Life MCEV earnings	Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations.
Look-through basis

Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings	Includes life and pension sales calculated under MCEV and retail investment sales.
Market consistent	A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.
Net asset value per ordinary share	Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.
Net worth

The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

New business margin	New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.
Present value of new business premiums (PVNBP)	Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
Required capital	The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.
Risk-free rate (reference rate in CFO Forum terminology)

The risk-free rate is taken as the swap curve yield. In current markets, including the period from 1 July 2007, the risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities in the Netherlands, and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products and where backing asset portfolios can be held to maturity.

Service companies	Companies providing administration or fund management services to the covered business.
Solvency cover	The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.
Spread business

Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis	The valuation basis and approach used for reporting financial statements to local regulators.
Stochastic techniques	Techniques that incorporate the potential future variability in assumptions.
Symmetric risks

Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value

A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business

Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

____________________________

Shareholder services

Group financial calendar for 2010

Announcement of third quarter Interim Management Statement	04 November 2010

Annual General Meeting

The voting results for the 2010 AGM, including proxy votes and votes withheld, can be viewed on our website at www.aviva.com/agm. In addition, you will also find the Group Chief Executive's 2010 presentation and a webcast of the formal business of the meeting. Information relating to previous Annual General Meetings since 2002 is also available to view.

Dividends

Dividends on our ordinary shares are normally paid in May and November; please see the following table for the 2010 interim dividend dates. Dividends paid on our preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.

Holders of ordinary and preference shares receive their dividends in sterling and holders of ADRs will receive any dividends paid by the Company in US dollars.

Ordinary shares - 2010 interim dividend

Ex-dividend date	22 September 2010
Record date	24 September 2010
Last date for scrip forms to be received in order to be effective for 2010 interim dividend	20 October 2010
Dividend payment date*	17 November 2010

*  Please note that the ADR local payment date will be approximately five business days after the proposed dividend date for ordinary shareholders.

Online Shareholder Services Centre -
www.aviva.com/shareholderservices

The online shareholder services centre has been designed

to meet the specific needs of our shareholders, preference shareholders and our American Depositary Receipt (ADR) holders and includes features to allow you to manage your holding in Aviva easily and efficiently.

Within the online centre you will be able to find our current and historic ordinary and ADR share prices, sharedealing information, news, updates, and when available, presentations from the Group Chief Executive. You will also be able to download an electronic copy of any current and past reports. There is also a range of frequently asked questions on holding ordinary shares, preference shares and ADRs in Aviva, which include practical help on transferring shares, dealing facilities and updating personal details.

Share price

You can access the current share price of Aviva plc ordinary shares and ADRs at www.aviva.com/shareprice

If you would like to find out the price of Aviva preference shares, please visit the London Stock Exchange website via www.aviva.com/preferenceshares for a direct link.

Managing your shareholding

If you have any queries regarding your shareholding in Aviva please contact our Registrar, Equiniti. Please quote Aviva plc, as well as the name and address in which the shares are held, and your Shareholder Reference Number, which you will find on your latest dividend stationery.

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA

Telephone:

0871 384 2953*

+44 (0)121 415 7046 (for callers outside of the UK)

Email: aviva@equiniti.com

American Depositary Receipts (ADRs)

Aviva's ADRs are listed on the New York Stock Exchange and our stock is traded as American Depositary Shares (ADS). Aviva maintains a Level II ADR facility in the US, with each ADS representing two (2) Aviva plc ordinary shares. Aviva has a sponsored ADR facility administered by Citibank, NA. Any queries regarding Aviva ADRs can be directed to Citibank by post, telephone or email.

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island

USA 02940-5000

Email:
Citibank@shareholders-online.com

Telephone:
+ (1) 877 248 4237 (toll free for callers within the US)

+ (1) 781 575 4555 (for callers outside of the US)

Fax inquiries:
+ (1) 201 324 3284

For information about Aviva's ADR program, please go to www.citi.com/dr for additional reference.

Be on your guard - beware of fraudsters

In recent years, many companies have become aware that
their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'.

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. If you receive any unsolicited advice:

- Make sure you get the correct name of the person and organisation

- Check that they are properly authorised by the FSA before getting involved by visiting www.fsa.gov.uk/register/

- Report the matter to the FSA by calling 0845 606 1234

- If the calls persist, hang up.

More detailed information on this can be found at www.moneymadeclear.fsa.gov.uk/news/scams/share_scams.html

Alternative format

If you would like to request a copy of our reports in an alternative format please contact our Registrar, Equiniti, by calling 0871 384 2953*.

Form 20-F

Aviva is a foreign private issuer in the US and as such is subject to the reporting requirements of the US Securities and Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports

Internet sites

Aviva owns various internet sites, most of which interlink with each other:

Aviva Group

www.aviva.com

UK Long term savings and general insurance

www.aviva.co.uk

Asset management

www.avivainvestors.com

Aviva worldwide internet sites

www.aviva.com/websites

Other useful links for shareholders:

Aviva Shareholder Services Centre

www.aviva.com/shareholderservices

American Depositary Receipt holders

www.aviva.com/adr

Aviva preference shareholders

www.aviva.com/preferenceshares

Dividend information

www.aviva.com/dividends

Annual General Meeting information

www.aviva.com/agm

Aviva Share Price

www.aviva.com/shareprice

*Calls to 0871 numbers are charged at 8p per minute from a BT landline. Charges from other telephone providers may vary. Lines are open from 8.30am to 5.30pm, Monday to Friday.

End of part 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 August, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary